[COVER]

                        GET IN THE ZONE (sm)

								AUTOZONE(R) LOGO]



[photos of AutoZone employees]





2001
ANNUAL REPORT

<<   AMERICA'S NUMBER ONE
     VEHICLE SOLUTIONS PROVIDER

AutoZone sells auto and light truck replacement parts and accessories, automotive chemicals and motor oil to do-it-yourself customers and professional mechanics.

[AUTOZONE SIGN GRAPHIC]

Founded in 1979, the Company now operates 3,019 AutoZone stores in 42 U.S. states and 21 stores in Mexico. Each of our nearly 45,000 AutoZoners is committed to the highest level of customer service - every store has AutoZoners equipped with the tools and knowledge necessary to provide the highest level of technical advice and diagnostic support to our customers. AutoZone's website, www.autozone.com, can be used to order parts online or to look up parts in your local AutoZone store. The website is also a great resource for helpful maintenance and repair information. Through ALLDATA, the Company provides the most comprehensive electronic diagnostic and repair information available to professional mechanics either online, on CD or DVD.

[AUTOZONE TRUCK GRAPHIC]

The Company has been publicly held since 1991. AutoZone stock trades on the New York Stock Exchange under the ticker symbol "AZO" and is included in the Standard & Poor's 500 Index. AutoZone is also recognized on the list of Fortune 500 companies.

                    [NORTH AMERICAN AUTOZONE LOCATIONS MAP]



<<   2001
     HIGHLIGHTS




NET SALES were a record $4.8 billion in fiscal 2001. Sales have increased at a 19% compound growth rate over the past 10 years.
------------------

EARNINGS PER SHARE advanced 19% to $2.38 in fiscal 2001 and have grown at a 22% compound rate over the past ten years, prior to nonrecurring charges.

------------------

SALES AND EARNINGS ACCELERATED in the fourth quarter, primarily as a result of new marketing and merchandising programs. Same store sales rose 8% and earnings per share jumped 27%, prior to nonrecurring charges, compared with the fourth quarter of fiscal 2000.

------------------

AUTOZONE'S STRONG CASH FLOW was used to reduce long-term debt and repurchase company stock in fiscal 2001. Since the stock repurchase program began, AutoZone has repurchased about 30% of its outstanding stock at an average price of $27 per share.

------------------

AUTOZONE opened 104 net new stores in the U.S. and 8 in Mexico in fiscal 2001. At fiscal year end, AutoZone was the largest retailer of auto parts in North America with 3,019 stores in the U.S. and 21 in Mexico.


[bar graphs showing:]

SALES
($ in millions)

97        98        99        00        01
$2,691    $3,243    $4,116    $4,483    $4,818



OPERATING PROFIT
($ in millions)
- Before nonrecurring charges

97        98        99        00        01
$321      $382      $433      $512      $545



NET INCOME
($ in millions)
- Before nonrecurring charges

97        98        99        00        01
$195      $228      $245      $268      $271



EARNINGS PER SHARE
- Before nonrecurring charges

97        98        99        00        01
$1.28     $1.48     $1.63     $2.00     $2.38



CASH FLOW FROM
OPERATIONS
($ in millions)

97        98        99        00        01
$178      $383      $312      $513      $459



AFTER-TAX RETURN
ON CAPITAL
(%)

97        98        99        00        01*
16.6%     14.5%     12.8%     13.3%     14.3%



AFTER-TAX RETURN ON
AVERAGE EQUITY
(%)

97        98        99        00        01*
20.1%     19.2%     18.6%     23.1%     27.8%


*   Before nonrecurring charges
                                                          Annual Report | AZO  1

<<   TO OUR CUSTOMERS,
     AUTOZONERS & SHAREHOLDERS:


                           [PHOTO OF AUTOZONE STORE]

It is with great pleasure that I write this letter and share with you our excitement about the many opportunities we have at AutoZone. AutoZone is America's number one vehicle solutions provider. We are a Fortune 500, S&P 500, and NYSE company with nearly $5 billion in revenue and 45,000 AutoZoners. We have a tremendous culture of commitment to our customers, and I am pleased to have the opportunity to carry on this outstanding tradition.

When I joined the Company last January, we established a mission to increase shareholder value. With the help of every AutoZoner, we have made significant strides in accomplishing this mission. Last winter, we conducted extensive business analysis, developed a long term Strategic Plan, and then completed the fiscal year 2002 Operating Plan. This planning process established a new discipline with respect to the management of our business, and has allowed us to develop many of the tactics that are already contributing to strong comparable sales growth.

The leadership for these plans has come from the CEO team (pictured on page 43), comprised of the roughly 40 officers of the Company. We could not have accomplished so much in such a short period of time without the energy and support of this entire group. As part of our new plan, the CEO team recognized the many opportunities ahead and articulated them in a new vision for the
Company: "Relentlessly creating the most exciting Zone for vehicle solutions!" Our vision is designed to challenge the status quo, provide a source of inspiration, and set a path of profitable growth for AutoZone well into the future.

The market has begun to recognize the impact that our new direction - coupled with the energy and enthusiasm of our AutoZoners - has had on the value of our stock. Our focus has been on creating value, so we appreciate the market's recognition of our progress as reflected in a stock price that has increased over the last year from $21 per share to nearly $60 per share at the time of this writing in early November.

This report is intended to convey why we believe AutoZone is a great company in a strong industry with significant opportunities, and how the AutoZone vision will lead to improved financial performance and further increases in shareholder value.


2  AZO | Annual Report

[PHOTO OF STEVE ODLAND, with caption stating:]
STEVE ODLAND
Chairman, President, and
Chief Executive Officer





AutoZone Priorities

We have established three priorities for our business:

     -    Expand the U.S. retail (DIY) business,

     -    Develop the U.S. Commercial (DIFM) business, and

     -    Profitably expand our business in Mexico.

U.S. DIY market: healthy and growing

AutoZone's core business lies with the Do-It-Yourself (DIY) customer, which according to the Automotive Aftermarket Industry Association (AAIA) is over $37 billion in size and has grown at a compound annual growth rate of 5.6% over the past five years. Equally important, according to AAIA, an estimated $60 billion of routine vehicle maintenance goes undone each year. We see this as a great opportunity to grow sales and, at the same time, to help ensure the safety of our customers and the longevity of their vehicles.

All vehicles need routine maintenance, but as cars and trucks get older and out of warranty, they also need general repair work. By the time a vehicle is seven years old, it is typically into this repair cycle. We call these vehicles "our kind of vehicles," or OKVs; and, because of the big increase in new car sales which started about seven years ago, we are beginning to see increases in the growth rate of OKVs. Just as exciting is the fact that the annual age of America's huge SUV population is 5.4 years - not even into the OKV repair cycle yet! Historically, our same store sales growth roughly has followed the trend of OKV growth.

Fiscal 2001 was a year of change. We used the results of both internal and external research to develop a strategy for improving sales and gross margin in our core business.

This spring we launched our new advertising campaign, "Get in the Zone," capitalizing on the strength of the AutoZone brand name. These upbeat ads focus on the value of routine maintenance, the importance of maintaining a car's value by keeping it clean and waxed, and saving money on gas by changing filters and doing tune-ups. We not only changed our message, we changed the way the message is delivered. Our ads are not only on television, but also are now heard on the radio while driving to and from work, the perfect time to think about the car's needs and to stop by AutoZone. In addition, recognizing the importance of the growing Spanish-speaking population, we significantly increased our advertising on Spanish language radio and television. We are very pleased with the success of this campaign and continue to add new messages reminding customers of the importance of routine vehicle maintenance.

We have put an even greater emphasis on merchandising.

First, we began to look more at the driver as our customer, rather than just the car, and we quickly identified some items that were missing from our stores - for instance, sunglasses and driving accessories. We added a few items for kids, the future vehicle owners of America, like Hot Wheels and Matchbox cars. Hands-free mobile phone accessories were added especially now that laws require them in many places. And there are plenty of other new items, which were tested thoroughly and proven before we added them in all of our stores.


                                                          Annual Report | AZO  3

We also added more vehicle accessories to our stores, including more fashionable seat covers and floor mats, accessories for pickups and sport utility vehicles, and this year's favorite, decorative neon lighting for virtually every part of the car. Accessories are a huge opportunity for AutoZone - we have only begun.

All of this said, be assured that we have not forgotten what makes AutoZone stand apart from everyone else: our hard parts business. It's the foundation of our business and our focus is to have the right part at the right price when our customer needs it. We made significant improvements in our hard parts coverage during the year and continue to add the parts that our customers want. In several parts categories we are re-instituting our "good, better, best" product line segmentation to better meet our customers' needs.

The Commercial DIFM business:

Significant Growth Opportunities

The other part of the vehicle repair and maintenance business is the Commercial market, or Do-it For-Me (DIFM). This market is about the same size in parts, and growing about the same rate as DIY. AutoZone began opportunistically selling to this market a couple of years ago. This business is now over $400 million of our total revenue. Commercial sales are particularly attractive, as they leverage our current DIY assets and are mostly incremental sales volume for us.

We continued to make progress throughout fiscal 2001, resulting in commercial same store sales increases of 11% for the year. We plan to work even harder on developing our commercial business in fiscal 2002. We will further develop our commercial customer relationships by providing more of the branded parts for which mechanics are asking. Our new hub and spoke store delivery system gives us the advantages of national reach and timely delivery of parts to the commercial installer.

ALLDATA remains the premier provider of automotive diagnostic and repair information to the professional mechanic. This business had record sales and profits in fiscal 2001. Going forward, ALLDATA gives us a valuable competitive advantage in the further development of the DIFM market.

Mexico: Untapped Potential

Our third strategic priority is the development of stores in Mexico. At the end of fiscal 2001, we had 21 stores in Mexico, mainly along the border, but with two in the interior around Monterrey. The opportunity in Mexico is apparent, with large numbers of older vehicles and a need for

                            [PHOTO OF VEHICLE PARTS]

--------------------------------------------------------------------------------
An AAIA study of the DIY consumer gives us increased confidence in the industry. For instance, over the past seven years:

<<The percentage of households performing DIY jobs has increased.

<<The average number of vehicles per DIY household has increased.

<<More women are working on their cars.

<<More young people age 18-25 are heavy DIYers, meaning they can do jobs like replace a brake master cylinder or replace a fuel injection system.

<<The reasons people DIY are to save money, save time, because it's easy, and to be sure it's done right.

Source: AAIA, The Aftermarket Consumer, 2001
--------------------------------------------------------------------------------

4  AZO | Annual Report

--------------------------------------------------------------------------------
In June, we made a decision to sell TruckPro, our heavy-duty truck parts subsidiary. We made this decision primarily to allow us to focus on our core business. TruckPro had a good year, with a very strong finish. The entire TruckPro team should be commended for their success despite the distractions of the sale process.

                          [PHOTO OF TRUCKPRO BASEBALL CAP]
--------------------------------------------------------------------------------

parts. To date, our stores in Mexico are very successful. We have very dedicated AutoZoners who have quickly adopted the AutoZone culture. We are aggressively addressing supply chain issues, which continue to make development further into Mexico a challenge. As with all of our other ventures, we closely monitor our investment to assure the return our investors expect.

Financial Results

New marketing and merchandising initiatives, progress in commercial and Mexico, along with relentless cost management, resulted in strong financial results for fiscal 2001, particularly in the second half. For the year, before nonrecurring charges, we achieved 19% EPS growth and a 14.3% return on invested capital with same store sales growth of 4%. In the fourth quarter, we achieved 8% same store sales growth and EPS growth of 27% before nonrecurring charges. Our excellent results would not have been achieved without the enthusiasm and drive of our many AutoZoners and the support of our vendors.

Nonrecurring charges totaled $95.8 million after tax and were recorded in the third and fourth quarters. These charges resulted from the development of our strategic plan, requiring a 15% after-tax return on invested capital for all new investments. The nonrecurring charges related primarily to the planned sale of TruckPro, the closing of 51 under-performing stores and a small supply depot, a writedown of the market values on closed properties, ceasing development of real estate and technology projects not meeting our recently imposed 15% investment hurdle rate, and the impact of merchandising strategy changes resulting in the writedown or disposal of selected inventory items.

For the year, AutoZone generated $391 million of cash flow after capital expenditures, which was used to repurchase $366 million of its common stock while at the same time reducing outstanding borrowings by $25 million. As of the end of the fiscal year, AutoZone had reduced debt to $1.23 billion, while increasing EBITDA from $639 million to $676 million excluding nonrecurring charges. Since the inception of the share buyback program, the Company has repurchased nearly a third of its outstanding shares, at an average cost of $27. We have reduced our debt relative to free cash flow, and we believe we have significantly increased value to shareholders by reducing the shares outstanding.

In summary, we are excited about the progress we made in fiscal 2001. It has given us confidence in our ability to profitably grow AutoZone well into the future. AutoZone is the clear leader in this exciting business. We have a great plan for the future and the right people to execute it. We are clearly focused on operating this company to maximize long-term shareholder value. I am grateful for the opportunity to be a part of AutoZone and look forward to this exciting future.


/s/ Steve Odland
STEVE ODLAND
Chairman, President, and Chief Executive Officer
Customer Satisfaction

Relentlessly creating the most exciting Zone for vehicle solutions!

--------------------------------------------------------------------------------
This year, both John Adams, former Chairman and CEO, and Tim Vargo, former President and COO, decided to step down from their active officer duties. John wanted to spend more time with his family, travel, and attend to outside Board responsibilities. Tim needed to spend more time with immediate family members coping with long term illnesses. Both remain part of the AutoZone family and continue to help out behind the scenes. We'd like to thank both John and Tim for their many years of dedication to AutoZone. Their leadership helped make today's successes possible.
--------------------------------------------------------------------------------

                                                          Annual Report | AZO  5

Building Shareholder Value in
THE PARTS ZONE

[PHOTO OF ALTERNATOR]

KEEPING AMERICA'S CARS ON THE ROAD
The typical AutoZone customer owns a car or truck that's over seven years old, out of warranty, and into the repair cycle. AutoZone sells parts and accessories like batteries, alternators, starters, shock absorbers, thermostats, filters, belts, and hoses - the same parts that have kept customers' cars on the road for years. Newer cars have some more sophisticated electronic parts, but many of these like oxygen sensors and EGR valves are fast and easy to replace, saving the DIYer even more money.

COMPUTER DIAGNOSTICS MADE SIMPLE >> [PHOTO OF ELECTRONIC TESTING EQUIPMENT] The OBD II (second generation OnBoard Diagnostic) tester simplifies electronic diagnostics by reading the computer chips on newer vehicles. Our diagnostics specialists are equipped with this tester and will help the DIYer diagnose the problem, or the testers are available for sale in the AutoZone store. Simply plug it in, read the meter, and AutoZone will help with the rest.

[PHOTO OF OXYGEN SENSOR]

[PHOTO OF WATER PUMP]

ASE CERTIFIED AUTOZONERS "STEER" YOU IN THE RIGHT DIRECTION >>
DIYers choose AutoZone over the competition because of our friendly and expert service. Most AutoZone stores have ASE certified parts specialists who can answer even the most complicated questions. AutoZoners know cars and are always ready to Go Out To The Customer's Automobile - GOTTChA.



6  AZO | Annual Report

[PHOTO OF AUTOZONE EMPLOYEE HOLDING STEERING WHEEL]

MONEY SAVER

LOAN-A-TOOL SERVICE >>
Tools are an essential part of car repair and some jobs require special tools, like this heavy-duty torque wrench or this harmonic balancer puller. That's why AutoZone has a Loan-a-Tool service, with about 75 tools, some costing more than $100, that allows DIYers to borrow the right tool to get the job done right.

[PHOTO OF TORQUE WRENCH AND HARMONIC BALANCE PULLER]


CHECK PARTS AVAILABILITY ONLINE >>
AutoZone.com helps DIYers troubleshoot and diagnose their vehicle's problems online by guiding them through a series of questions about the vehicle's symptoms. Once diagnosed the DIYer can check the availability of parts at their favorite AutoZone store, or order them online. The website also offers helpful repair and installation tips.

[GRAPHIC OF AUTOZONE WEB PAGE]

Building Shareholder Value in
THE MAINTENANCE ZONE


<< NEW MERCHANDISING BUILDS SAME STORE SALES
AutoZone changed its merchandising in 2001 to allow store managers more flexibility in arranging counter and front-of-store displays to better meet their customers' needs. Seasonal displays, such as wash and wax in the summer and antifreeze in the winter, can have a major impact on improving same store sales.

                          [PHOTO OF COUNTER DISPLAYS]

WATCHING-OUT FOR EVERYBODY
In these troubling times, safety and security are more important than ever. AutoZone stocks first aid kits, jumper cables, spare fuses, safety triangles, and Fix-a-Flat to make sure your family's vehicle is equipped for emergency situations.

                         [PHOTO OF MOTHER AND CHILDREN]

[PHOTO OF DURALAST(R) BATTERY, HEADLAMP, AND WINDSHIELD WIPERS]


ROUTINE AUTO MAINTENANCE KEEPS CUSTOMERS COMING BACK >>
Routine maintenance means more than changing your oil and filter. It includes inspecting brakes, wiper blades, headlights, and turn signals to be sure they are working properly. It also includes replacing old fan belts and radiator hoses that could leave you stranded if they break. AutoZone encourages regular maintenance to prolong a vehicle's life and preserve the owner's investment.

Clean filters help save on gas mileage. Regular maintenance increases vehicle life and can save in operating costs.

                        [PHOTO OF FRAM FILTERS]

8  AZO | Annual Report

The AAIA estimates that $60 billion of automobile maintenance goes undone each year. At AutoZone, we believe regular maintenance is important since it insures the safety of our customers and increases the longevity of their vehicles. AutoZone's marketing and merchandising is focused on this growing market segment.

[PHOTO OF AUTOZONE EMPLOYEES WITH PORTABLE BATTERY TESTER AND BATTERY]

[PHOTO OF REPAIR MANUALS, HOSE AND BELT]

<< CURB-SIDE SERVICE
AutoZoners provide curb-side assistance to customers with portable diagnostic equipment that can test a car's electrical system, including the alternator, voltage regulator, starter and battery. AutoZone's goal is to help the customer purchase the right part the first time.

Building Shareholder Value in
THE OPPORTUNITY ZONE

DIVERSITY OF NEEDS CREATES SPECIAL MERCHANDISING OPPORTUNITIES >>
AutoZone is more than a parts store. We've added new product categories for DIYers. We've expanded our line of auto accessories to dress up cars and trucks; products marketed to the driver, such as sunglasses and cell phone accessories; and we added merchandise that appeals to the youngest DIYers, like toy cars and kid-sized tool sets.

[PHOTO OF PICKUP TRUCK]

<< UNIQUE "ADD-ON" ACCESSORIES
Adding the personal touch to your vehicle makes it feel more like home. In 2001, AutoZone added a lot more vehicle accessories, like new styles of seat covers and floor mats, neon trim for inside and out, truck and SUV accessories and wireless telephone accessories for safe driving while talking. It's an area where opportunities abound for future merchandising.

[PHOTO OF WIRELESS PHONE ACCESSORIES]

THE PERFECT GIFT >>
AutoZone Gift Cards are easy to buy, easy to use, and are the perfect gift for almost everyone with a car, truck, or SUV. They're good at all 3,019 AutoZone stores from coast to coast and available online.

[AUTOZONE GIFT CARD GRAPHIC]


10  AZO | Annual Report

                             AUTOZONE=CUSTOMIZATION

DRESS UP THE ENGINE TOO! >>
Under the hood options come in a variety of exciting colors. Some of the options add power and excitement - and even can change the sound of your ride. With AutoZone's expanded inventory of custom accessories, enthusiasts can really dress up their car or truck.

[PHOTO OF CAR WITH HOOD RAISED]

[PHOTO OF YOUNG CUSTOMER WITH A FULL AUTOZONE SHOPPING BASKET]


<< AUTOZONERS COME IN ALL SIZES
AutoZone added Hot Wheels and Matchbox cars, kids' tool sets and NASCAR uniforms to stores in 2001 to make the shopping experience more fun for little DIYers. The more fun the kids are having, the longer parents have to shop!

[HOTWHEELS(R) GRAPHIC]

[PHOTO OF CHILDREN IN RACE CAR CLOTHING]

Building Shareholder Value in
THE COMMERCIAL ZONE

<< JUST IN TIME INVENTORY KEEPS COST LOW
AutoZone's sophisticated inventory management system is designed to assure that our stores have the right parts in stock. Our goal is to meet the professional mechanics' needs of `just in time' inventory that include a full line of AutoZone and "professional" branded parts.

ONE ON ONE RELATIONSHIPS BUILT ON TRUST & RELIABILITY >>
Professional mechanics depend on AutoZone for getting the right parts delivered when they are promised. AZ Commercial understands that if we do not deliver, or if we don't have the right part, our customer does not get the job done.

[PHOTO OF AUTOZONE EMPLOYEE AND COMMERCIAL CUSTOMER]
[PHOTO OF AUTOZONE COMMERCIAL SPECIALIST WITH HOSE]

12  AZO | Annual Report

                                   TECHNOLOGY

ALLDATA >>
ALLDATA is one of AutoZone's many products for the commercial installer. ALLDATA is an essential tool for helping the professional mechanic get the job done. It includes engine-specific diagnostics, repair procedures, electrical diagrams, maintenance schedules and tables, technical service bulletins, recall information, and parts and labor for estimating repairs. ALLDATA online offers additional features to help the professional mechanic build customer loyalty.

[PHOTO OF MAN IN AUTO REPAIR SHOP AT COMPUTER]

HOW WILL AUTOZONE DEVELOP THE COMMERCIAL SEGMENT IN THE UPCOMING YEARS? AutoZone's 3,019 locations offer the commercial customer a significant advantage. Our goal is to deliver more vehicle solutions to more shops faster than anyone else. The commercial market is about the same size and growing at the same rate as DIY parts and accessories. After only a few years in the business, AutoZone is already #3 in overall commercial sales. But, with less than 2% of the market, we have plenty of opportunity.

[PHOTO OF 2 MEN AT BANK OF COMPUTERS]

Building Shareholder Value In
THE MEXICO ZONE


HARD PARTS >>
Competition for auto parts in Mexico is fragmented between traditional parts stores and thousands of small repair shops that rebuild broken automotive hard parts. Since many of the older cars in Mexico are the same as in the U.S., AutoZone can leverage its broad inventory and offer better value through new and quality remanufactured parts to its Mexican customers.

BUILDING SHAREHOLDER VALUE IN THE MEXICO

                        OPPORTUNITIES ACROSS THE BORDER

INFRASTRUCTURE IN MEXICO OFFERS CHALLENGES TO AUTOMOBILE OWNERS

Mexico has a higher percentage of older cars than the U.S., making it an ideal market for AutoZone. Sales of replacement parts are also fueled by roads in many areas that contribute to the wear and tear on vehicles, increasing the need for repair parts.

[PHOTOS OF SHOCK ABSORBER, STARTER, OLD CAR ON BAD ROAD, JUMPER CABLES, AND MAN IN AUTOZONE de MEXICO UNIFORM]

14  AZO | Annual Report

INTERNATIONAL PACKAGING AIDS IN SALES AND PRODUCTS >>
                  AutoZone is changing the way auto parts and products are sold in Mexico. It began with the first AutoZone de Mexico store that was opened in December 1998 in Nuevo Laredo and has expanded to 21 stores at 2001 fiscal year end. AutoZone's culture of customer service, a broad inventory selection, and pent-up demand have contributed to success in Mexico.

[PHOTO OF AUTO PRODUCTS WITH SPANISH LABELS]
[PHOTOS OF INTERIOR OF AUTOZONE de MEXICO STORE]
[PHOTO OF EXTERIOR OF AUTOZONE de MEXICO STORE]

                  AutoZoners of Mexico were quick to embrace the Company's culture. They are eager to help customers with their vehicle needs and have particularly strong parts knowledge - they personify WITTDTJR - What It Takes To Do The Job Right - an old AutoZone standard.

<< A NUESTROS CLIENTES,

   AUTOZONERS Y ACCIONISTAS:

         [PHOTO OF AUTOZONE STORE]

Me complace mucho escribir la presente y compartir con ustedes la emocion que sentimos por las multiples oportunidades con las que contamos en AutoZone. AutoZone es el proveedor numero uno de soluciones automotrices en los Estados Unidos. Nuestra empresa, con ingresos cercanos a los 5 mil millones de dolares y una fuerza laboral de 45,000 miembros, ha sido reconocida por Fortune 500, S&P 500, y la Bolsa de Valores de Nueva York (NYSE). Nuestra cultura de trabajo es de un firme compromiso con nuestros clientes, y para mi es un honor tener la oportunidad de continuar con esta extraordinaria tradicion.

Cuando me uni a la empresa el pasado mes de enero, marcamos una mision - la de incrementar el valor para los accionistas. Con la colaboracion de todos y cada uno de los Empleados, hemos dados pasos significativos en el logro de dicha mision. El invierno pasado, realizamos analisis empresariales extensos, desarrollamos un Plan Estrategico a largo plazo, y terminamos el Plan Operativo para el ejercicio 2002. Este proceso de planeacion establecio una nueva disciplina en torno a la administracion de nuestra empresa, y desarrollo muchas de las tacticas que ya estan contribuyendo al fuerte crecimiento de ventas.

El liderazgo para estos planes ha partido del equipo de la Direccion General (foto en pagina x), compuesto por unos 40 ejecutivos de la empresa. Sin la energia y apoyo de este grupo, habria sido imposible lograr tanto en tan poco tiempo. Como parte de nuestro nuevo plan, el equipo de la Direccion General reconocio las multiples oportunidades que el futuro brindaba y las integro para crear una nueva vision para la empresa, "!Creando, de manera implacable, las mas excitante Zona para soluciones automotrices!" Nuestra vision esta disenada para desafiar el status quo, brindar una fuente de inspiracion, y marcar el camino que llevara a AutoZone a un crecimiento rentable por muchos anos en el futuro.

El mercado ha empezado a reconocer el impacto que nuestra nueva direccion - aunada a la energia y entusiasmo de nuestros Empleados- ha tenido en el valor de nuestras acciones. Nos hemos enfocado en la creacion de valor, y los resultados se han visto reflejados en el reconocimiento que el mercado nos ha dado con un incremento en el precio por accion que paso de USD 21 por accion a una cifra de alrededor de USD 60 por accion - al momento que la presente se expidio el fin de octubre.

Este reporte pretende transmitirles el por que creemos firmemente que AutoZone es una gran empresa en una industria fuerte con muchas oportunidades, y como la vision de AutoZone le conducira a un mejor rendimiento economico y mayor valor para los accionistas.

LAS PRIORIDADES DE AUTOZONE

Hemos establecido tres prioridades para nuestra empresa:

-        Ampliar el comercio de (HTM) al menudeo en los Estados Unidos,

-        Desarrollar el comercio (HPM) en los Estados Unidos,

-        Expandir nuestro negocio de manera rentable en Mexico.

UN FUERTE Y CRECIENTE MERCADO NORTEAMERICANO PARA HTM

El negocio central de AutoZone es con el cliente Hazlo-Tu-Mismo. De acuerdo con una investigacion de la Asociacion de la Industria Automotriz Post-Mercado (Automotive Aftermarket Industry Association - AAIA), el actual mercado norteamericano de HTM es de mas de USD 37 mil millones y ha crecido a un indice anual acumulado del 5.6% en los ultimos cinco anos. De manera mas importante, segun la AAIA, aproximadamente USD 60 mil millones en gastos de mantenimiento automotriz de rutina se dejan de invertir. Para nosotros, esta es una gran oportunidad para incrementar ventas y, al mismo tiempo, ayudar a garantizar la seguridad de nuestros clientes y la longevidad de sus vehiculos.

Las razones por las que las personas hacen trabajos tipo HTM incluyen: ahorro de dinero y tiempo, porque es facil de hacer, y para estar seguros que el trabajo esta bien hecho. Todos los vehiculos requieren de mantenimiento de rutina, claro esta, pero conforme pasa el tiempo los autos y camionetas se vuelven mas viejos perdiendo la cobertura de la garantia, requieren de mayores trabajos de reparacion y mantenimiento. Para cuando un vehiculo llega a los siete anos de uso, tipicamente entra al ciclo de reparaciones. A estos vehiculos le llamamos "nuestro tipo de vehiculos" o bien, NTVs. Ademas, dado el enorme crecimiento en ventas de autos nuevos que empezo hace unos siete anos, estamos empezando a ver un incremento en el numero de NTVs. De igual trascendencia es el hecho de que la edad anual de la enorme poblacion de SUVs (Vehiculos para Actividades Deportivas) en los Estados Unidos es de 5.4 anos - es decir, Aaun no entran al ciclo de reparaciones! Historicamente, el crecimiento de ventas de nuestros establecimientos ha ido a la par con la tendencia de crecimiento de los NTVs.



16  AZO  Annual Report

El ejercicio 2001 fue un ano de cambio. Empleamos los resultados de investigaciones tanto internas como externas con el fin de desarrollar una estrategia para mejorar las ventas y el margen bruto de nuestra empresa.

En el mes de mayo lanzamos la nueva campana publicitaria "Get in the Zone" (Entre a la Zona), enfatizando el valor del nombre comercial de AutoZone. Estos dinamicos anuncios se enfocan al valor del mantenimiento de rutina, la importancia de conservar el valor del auto manteniendolo limpio y encerado, y el ahorro de dinero cambiando los filtros y realizando afinaciones. No solo cambiamos nuestro mensaje, sino que cambiamos la manera en que dicho mensaje se transmite. Nuestros anuncios no solo aparecen en la television, sino que tambien se escuchan por radio mientras que el conductor se desplaza hacia su trabajo u hogar - el momento perfecto para pensar en las necesidades del auto y visitar AutoZone. Ademas, conscientes de la creciente poblacion de habla hispana, nuestros anuncios se estan presentando en estaciones de radio y television hispanas por primera vez. Estamos muy complacidos con el exito de la campana y seguimos agregando nuevos mensajes recordandoles a los clientes de la importancia del mantenimiento de rutina que requieren sus vehiculos.

Hemos peusto mayor enfasis en mercadeo.

Primero, consideramos como nuestro cliente el conductor, en lugar de el auto, y rapidamente identificamos algunos articulos que faltaban en nuestras tiendas - por ejemplo, lentes de sol y accesorios de manejo. Agregamos algunos articulos para ninos, los futuros propietarios de vehiculos del pais, como carros de juguete marca Hot Wheels y Matchbox. Se incluyeron accesorios manos-libres para telefonos celulares en los mercados donde eran requeridos por ley. Ademas, contamos con una amplia variedad de articulos nuevos, que fueron debidamente probados y comprobados antes de incluirlos en nuestras existencias.

Agregamos un mayor numero de accesorios para vehiculos, incluyendo cubre-asientos y tapetes de moda, accesorios para camionetas y vehiculos para actividades deportivas, y el favorito de este ano - iluminacion de neon decorativa para casi cualquier parte del auto. La linea de accesorios es una gran oportunidad para AutoZone - apenas estamos empezando.

Aun asi, tengan la seguridad de que no hemos olvidado lo que distingue a AutoZone de los demas: nuestro giro de refacciones automotrices. Es la base de nuestro negocio y nuestro enfoque es contar con la refaccion adecuado al precio justo en el momento que el cliente la requiera. De hecho, hemos hecho mejoras significativas en nuestra cobertura de refacciones a lo largo del presente ano y seguimos agregando aquellas que nuestros clientes desean. En varias de las categorias de refacciones, estamos volviendo a implementar la categorizacion de "bueno, mejor, excelente" en la linea de productos para satisfacer mejor las necesidades de nuestros clientes.

OPORTUNIDAD SIMILAR EN HPM: AZ COMERCIAL

La otra parte del negocio de reparacion y mantenimiento de vehiculos es el mercado comercial, o bien Hazlo Por Mi (HPM). Segun la AAIA, este mercado es aproximadamente del mismo tamano en cuanto a refacciones se refiere, y esta creciendo a una velocidad similar el mercado HTM. De manera oportuna, AutoZone empezo a venderle a este mercado hace un par de anos. Este giro actualmente cubre casi USD 500 millones de nuestros ingresos totales. Es especialmente atractivo puesto que nos da una ventaja en todos nuestros activos actuales y representa, en gran parte, volumen adicional.

Seguimos avanzando a lo largo del ano. Dicho progreso resulto en un incremento del 11% en ventas a tiendas similares en el ano. Pretendemos esforzarnos aun mas en el desarrollo de nuestro giro comercial en el ejercicio 2002. Seguiremos desarrollando nuestras relaciones con clientes comerciales ofreciendo un mayor numero de refacciones de marca que los mecanicos solicitan. Nuestro nuevo sistema de entrega a tiendas con su centro de captacion y amplia red de distribucion tiene las ventajas de tener alcance nacional y la entrega oportuna de refacciones al instalador comercial.

ALLDATA sigue siendo la fuente principal de informacion de diagnostico y reparacion automotriz para el mecanico profesional. Este giro tuvo ventas y ganancias historicas en el ejercicio 2001. ALLDATA nos brindara una valiosa ventaja competitiva en el futuro desarrollo el mercado HPM.

MEXICO

Nuestra tercera prioridad estrategica es el desarrollo de establecimientos en Mexico. Al final del ejercicio 2001, contabamos con 21 tiendas en Mexico, principalmente en la frontera, pero dos se encuentran en el interior alrededor de la ciudad de Monterrey. Las oportunidades en Mexico saltan a la vista: mayor numero de autos viejos, caminos en malas condiciones y una necesidad de conseguir refacciones. A la fecha, nuestras tiendas en Mexico han tenido mucho exito. Contamos con Empleados maravillosos que se han adaptado rapidamente a la cultura de AutoZone. Seguimos tratando las cuestiones relacionadas con cadenas de suministro, que marcan un desafio para el mayor desarrollo en la Republica Mexicana. Al igual que con todas nuestras incursiones comerciales, mantenemos un monitoreo muy de cerca para garantizar las ganancias que esperan nuestros inversionistas.

                                                            Annual Report AZO 17

     En el mes de junio, decidimos vender TruckPro, nuestra subsidiaria de refacciones para camiones pesados. Tomamos esta decision principalmente para enfocarnos en nuestro giro central. TruckPro tuvo un buen ano, con un cierre fuerte. Le debemos un reconocimiento a todo el equipo TruckPro por su exito a pesar de las distracciones del proceso de ventas.

ESTADOS FINANCIEROS

Las nuevas iniciativas de mercadotecnia y comercializacion, el avance en el giro comercial y en Mexico, aunado a una estricta administracion de costos, dieron por resultado un solido estado financiero para el ejercicio 2001, especialmente en el segundo semestre. Para el ano, antes del cargo no-recurrente, logramos un crecimiento del 19% en rendimientos por accion y un rendimiento sobre capital invertido del 14.3% con un crecimiento del 4% en ventas a tiendas similares. En el cuarto trimestre, alcanzamos un crecimiento del 8% en ventas a tiendas similares y un crecimiento del 27% en rendimientos por accion, antes del cargo no-recurrente. Estos excelentes resultados no habria sido posible lograrlos sin el entusiasmo y dinamismo de muchos de nuestros Empleados y el apoyo de nuestros proveedores.

UN ESTUDIO REALIZADO POR LA AAIA SOBRE EL CONSUMIDOR HTM NOS DA MAYOR CONFIANZA EN LA INDUSTRIA. POR EJEMPLO, EN LOS ULTIMOS SIETE ANOS:

-        El porcentaje de hogares haciendo trabajos HTM ha aumentado.

- El numero promedio de vehiculos por hogar donde se hacen trabajos HTM ha aumentado.

- Hay mas mujeres que realizan trabajos o reparaciones en sus propios autos.

- Son mas las personas jovenes de entre 18 y 25 anos de edad que realizan sus propias reparaciones con todo profesionalismo - esto significa que pueden hacer trabajos como cambiar el cilindro de frenos o reemplazar el sistema de inyeccion de combustible.

Este cargo no-recurrente fue de USD 95.8 millones despues de impuestos, y se registro en el tercer y cuarto trimestres. Fue el resultado del desarrollo de nuestro plan estrategico, lo cual requeria un rendimiento sobre capital invertido equivalente al 15%, despues de impuestos, para todas las inversiones nuevas. El cargo no-recurrente tenia que ver, principalmente, con la venta proyectada de TruckPro, el cierre de 51 tiendas de bajo rendimiento, y un pequeno deposito de suministro, una exhaustiva revision de los valores comerciales de las obligaciones que quedaban de las propiedades cerradas, el cese en el desarrollo de bienes inmuebles y proyectos de tecnologia que no cumplieran con la tasa critica de rentabilidad del 15%, y el impacto de los cambios en la estrategia de mercadotecnia, lo cual resulto en la depreciacion o eliminacion de mercancia seleccionada del inventario.

AutoZone genero un flujo de dinero de USD 391 millones, despues de gastos de capital, que se empleo para volver a comprar USD 366 millones en acciones ordinarias mientras que se redujeron los emprestitos pendientes en USD 25 millones. Al final del mes de agosto, AutoZone ha reducido la deuda a USD 1.23 mil millones, mientras se incrementaron los rendimientos antes de intereses, impuestos, depreciaciones y amortizaciones de USD 639 millones a USD 676, excluyendo el cargo no-recurrente. Desde el inicio del programa de rescate de acciones, la empresa ha rescatado casi una tercera parte de sus acciones en circulacion, a un costo promedio de USD 27. Hemos reducido significativamente nuestra deuda relacionada con el margen bruto de autofinanciacion y creemos haber incrementado, de manera significativa, el valor para los accionistas reduciendo el numero de acciones en circulacion.

Resumiendo, nos emocionan los avances logrados en el ejercicio 2001. Nos ha dado la confianza en nuestra capacidad de hacer crecer a AutoZone de manera rentable por mucho tiempo en el futuro. AutoZone es el lider indiscutible en este emocionante negocio. Contamos con grandes planes para el futuro y las personas idoneas para su ejecucion. Nos hemos abocado a la operacion de esta empresa con el fin de maximizar el valor a largo plazo para los accionistas. Agradezco la oportunidad de ser parte de AutoZone y ansio ser testigo de este excitante futuro que nos espera.

/s/ STEVE ODLAND
    STEVE ODLAND
    Presidente de la Junta Directiva, Presidente y Director General

Relentlessly creating the most exciting Zone for vehicle solutions! (!Creando la Zona mas excitante de soluciones automotrices!)

------------------------------------------------------------------------------
Este ano, tanto John Adams, anterior Presidente de la Junta Directiva y Director General, como Tim Vargo, anterior Presidente y Director de Operaciones, decidieron renunciar a sus cargos. John queria pasar mas tiempo con su familia, viajar y atender las responsabilidades del Consejo en otras empresas. Tim tenia que pasar mas tiempo con los miembros de su familia inmediata que padecen de una enfermedad larga. Los dos siguen siendo parte de la familia AutoZone y brindando su ayuda tras bambalinas. Les agradecemos a John y Tim por todos sus anos de dedicacion a AutoZone. Su liderazgo ayudo a hacer posible los exitos de hoy.
------------------------------------------------------------------------------

18  AZO  Annual Report

<<   FINANCIAL SECTION
     TABLE OF CONTENTS


Ten-Year Review .........................................................     20

Quarterly Summary (unaudited) ...........................................     22

Financial Review ........................................................     23

Consolidated Statements of Income .......................................     28

Consolidated Balance Sheets .............................................     29

Consolidated Statements of Cash Flows ...................................     30

Consolidated Statements of Stockholders' Equity .........................     31

Notes to Consolidated Financial Statements ..............................     32

Report of Independent Auditors ..........................................     41

Management's Report .....................................................     41

Officers ................................................................     42

Board of Directors ......................................................     44

                                                         Annual Report | AZO  19

<<     TEN-YEAR REVIEW

                                             5-Year         10-Year
(in thousands, except per share data        Compound       Compound
and selected operating data)                Growth (3)     Growth (3)       2001 (2)           2000             1999
INCOME STATEMENT DATA

Net sales                                         17%              19%     $ 4,818,185      $ 4,482,696      $ 4,116,392
Cost of sales, including warehouse and
  delivery expenses                                                          2,804,896        2,602,386        2,384,970
Operating, selling, general and
  administrative expenses                                                    1,625,598        1,368,290        1,298,327
                                                                           -----------      -----------      -----------
Operating profit                                  15%              21%         387,691          512,020          433,095
Interest income (expense) - net                                               (100,665)         (76,830)         (45,312)
                                                                           -----------      -----------      -----------
Income before income taxes                        11%              20%         287,026          435,190          387,783
Income taxes                                                                   111,500          167,600          143,000
                                                                           -----------      -----------      -----------
Net income                                        10%              20%     $   175,526      $   267,590      $   244,783
                                                                           ===========      ===========      ===========
Diluted earnings per share                        16%              22%     $      1.54      $      2.00      $      1.63
                                                                           ===========      ===========      ===========

Adjusted weighted average shares for
   diluted earnings per share                                                  113,801          133,869          150,257
                                                                           ===========      ===========      ===========
BALANCE SHEET DATA
Current assets                                                             $ 1,328,511      $ 1,186,780      $ 1,225,084
Working capital                                                                 61,857          152,236          224,530
Total assets                                                                 3,432,512        3,333,218        3,284,767
Current liabilities                                                          1,266,654        1,034,544        1,000,554
Debt                                                                         1,225,402        1,249,937          888,340
Stockholders' equity                                                           866,213          992,179        1,323,801

SELECTED OPERATING DATA
Number of domestic auto parts stores
  at beginning of year                                                           2,915            2,711            2,657
   New stores                                                                      107              208              245
   Replacement stores                                                               16               30               59
   Closed stores                                                                     3                4              191
   Net new stores                                                                  104              204               54
Number of domestic auto parts stores
  at end of year                                                                 3,019            2,915            2,711
Total domestic auto parts store
  square footage (000s)                                                         19,377           18,719           17,405
Percentage increase in domestic auto
  parts store square footage                                                         4%               8%               5%
Percentage increase in domestic auto
  parts comparable store net sales (4)                                               4%               5%               5%
Average net sales per domestic auto
  parts store (000s)                                                       $     1,543      $     1,517      $     1,465
Average net sales per domestic auto
  parts store square foot                                                  $       240      $       236      $       232
Total employment                                                                44,557           43,164           40,483
Gross profit - percentage of sales                                                41.8%            41.9%            42.1%
Operating profit - percentage of sales                                             8.0%            11.4%            10.5%
Net income - percentage of sales                                                   3.6%             6.0%             5.9%
Debt-to-capital - percentage                                                      58.6%            55.7%            40.2%
Inventory turnover                                                                2.39 x           2.32 x           2.28 x
Net inventory turnover (5)                                                        9.09 x           7.52 x           7.28 x
Return on average equity                                                            19%              23%              19%

(1) 53 weeks. Comparable store sales, average net sales per store and average net sales per store square foot for fiscal year 1996 and 1991 have been adjusted to exclude net sales for the 53rd week.

(2) Fiscal year 2001 operating results include pretax restructuring and impairment charges of $156.8 million, or $0.84 per share after tax.

(3) Excludes impact of pretax restructuring and impairment charges of $156.8 million in fiscal 2001.

(4) Comparable same store sales for fiscal years 1994 through 2001 are based on increase in sales for domestic auto parts stores open at least one year. All other periods are increases in sales for stores open since the beginning of the preceding fiscal year.

(5) Net inventory turnover is calculated as cost of sales divided by the average of beginning and ending merchandise inventories less accounts payable.

20  AZO | Annual Report

                                     Fiscal Year Ended August
    1998           1997        1996 (1)         1995           1994           1993           1992         1991 (1)


$ 3,242,922    $ 2,691,440   $ 2,242,633    $ 1,808,131    $ 1,508,029    $ 1,216,793    $ 1,002,327    $   817,962

  1,889,847      1,559,296     1,307,638      1,057,033        886,068        731,971        602,956        491,261

    970,768        810,793       666,061        523,440        431,219        344,060        295,701        247,355
-----------    -----------   -----------    -----------    -----------    -----------    -----------    -----------
    382,307        321,351       268,934        227,658        190,742        140,762        103,670         79,346
    (18,204)        (8,843)       (1,969)           623          2,244          2,473            818         (7,295)
-----------    -----------   -----------    -----------    -----------    -----------    -----------    -----------
    364,103        312,508       266,965        228,281        192,986        143,235        104,488         72,051
    136,200        117,500        99,800         89,500         76,600         56,300         41,200         27,900
-----------    -----------   -----------    -----------    -----------    -----------    -----------    -----------
$   227,903    $   195,008   $   167,165    $   138,781    $   116,386    $    86,935    $    63,288    $    44,151
===========    ===========   ===========    ===========    ===========    ===========    ===========    ===========
$      1.48    $      1.28   $      1.11    $      0.93    $      0.78    $      0.59    $      0.43    $      0.33
===========    ===========   ===========    ===========    ===========    ===========    ===========    ===========


    154,070        152,535       151,238        149,302        148,726        147,608        145,940        134,656
===========    ===========   ===========    ===========    ===========    ===========    ===========    ===========

$ 1,117,090    $   778,802   $   613,097    $   447,822    $   424,402    $   378,467    $   279,350    $   233,439
    257,261        186,350           219         30,273         85,373         92,331         72,270         55,807
  2,748,113      1,884,017     1,498,397      1,111,778        882,102        696,547        501,048        397,776
    859,829        592,452       612,878        417,549        339,029        286,136        207,080        177,632
    545,067        198,400        94,400         13,503          4,252          4,458          7,057          7,246
  1,302,057      1,075,208       865,582        684,710        528,377        396,613        278,120        204,628



      1,728          1,423         1,143            933            783            678            598            538
        952            308           280            210            151            107             82             60
         12             17            31             29             20             20             14              4
         23              3             0              0              1              2              2              0
        929            305           280            210            150            105             80             60

      2,657          1,728         1,423          1,143            933            783            678            598

     16,499         11,611         9,437          7,480          5,949          4,839          4,043          3,458

         42%            23%           26%            26%            23%            20%            17%            14%

          3%             9%            7%             7%            10%             9%            15%            12%

$     1,568    $     1,691   $     1,702    $     1,742    $     1,758    $     1,666    $     1,570    $     1,408

$       238    $       253   $       258    $       269    $       280    $       274    $       267    $       246
     38,526         28,700        26,800         20,200         17,400         15,700         13,200         11,700
      41.7%           42.0%         41.7%          41.5%          41.2%          39.8%          39.8%         39.9%
      11.8%           11.9%         12.0%          12.6%          12.6%          11.5%          10.3%          9.7%
       7.0%            7.2%          7.5%           7.7%           7.7%           7.1%           6.3%          5.4%
      29.5%           15.6%          9.8%           1.9%           0.8%           1.1%           2.5%          3.4%
       2.26 x         2.46 x        2.73 x         2.90 x         2.98 x         3.19 x         2.99 x        2.57 x
       6.96 x         7.53 x       10.72 x        12.35 x        13.81 x        15.02 x         9.30 x        7.77 x
         19%            20%           22%            23%            25%            26%           26%            31%

                                                         Annual Report | AZO  21

<<   QUARTERLY SUMMARY
     (UNAUDITED)

                                                                                                   Sixteen
                                                        Twelve Weeks Ended                        Weeks Ended
                                                        ------------------                        -----------
                                           November 18,    February 10,        May 5,              August 25,
(in thousands, except per share data)         2000            2001              2001                  2001
                                              ----            ----              ----                  ----
Net sales                                  $1,063,566      $  973,999      $   1,139,957         $   1,640,663
Increase in comparable store sales                  2%              2%                 5%                    8%
Gross profit                               $  445,565      $  397,333      $     482,578         $     687,813(b)
Operating profit                              110,768          77,280            127,866(a)      $      71,777(b)(c)
Income before income taxes                     87,788          51,736            104,025                43,477
Net income                                     53,788          31,736             63,525                26,477
Basic earnings per share                         0.46            0.28               0.57                  0.24
Diluted earnings per share                       0.46            0.28               0.56                  0.24
Stock price range:
     High                                  $    28.00      $    29.75      $       31.98         $       49.20
     Low                                   $    21.00      $    24.60      $       24.37         $       30.32


                                                                                                    Sixteen
                                                        Twelve Weeks Ended                        Weeks Ended
                                                        ------------------                        -----------
                                           November 20,    February 12,        May 6,              August 26,
(in thousands, except per share data)         1999            2000             2000                  2000
-------------------------------------         ----            ----             ----                  ----
Net sales                                  $1,006,472      $  924,164      $   1,059,415         $   1,492,645
Increase in comparable store sales                  7%              4%                 6%                    3%
Gross profit                               $  421,516      $  388,427      $     449,918         $     620,449
Operating profit                              105,748          80,013            126,684               199,575
Income before income taxes                     91,144          63,561            109,265               171,220
Net income                                     56,044          39,061             67,265               105,220
Basic earnings per share                         0.40            0.28               0.50                  0.85
Diluted earnings per share                       0.40            0.28               0.50                  0.84
Stock price range:
     High                                  $    29.81      $    32.31      $       29.75         $       29.00
     Low                                   $    23.69      $    23.25      $       21.13         $       21.75


(a)  Includes pretax impairment charges of $5.2 million.

(b) Includes pretax inventory writedowns resulting from restructuring initiatives of $30.1 million.

(c)  Includes pretax impairment and restructuring charges of $121.5 million.


22  AZO | Annual Report

<<   FINANCIAL REVIEW

The following table sets forth income statement data of the Company expressed as a percentage of net sales for the periods indicated:

                                                  Fiscal Year Ended
                                                  -----------------
                                         August 25,    August 26,   August 28,
                                            2001         2000         1999
                                            ----         ----         ----
Net sales                                  100.0%       100.0%       100.0%
Cost of sales, including warehouse
   and delivery expenses                    58.2         58.1         57.9
                                           -----        -----        -----
Gross profit                                41.8         41.9         42.1
Operating, selling, general
   and administrative expenses              31.1         30.5         31.6
Restructuring and impairment charges         2.7
                                           -----        -----        -----
Operating profit                             8.0         11.4         10.5
Interest expense - net                       2.1          1.7          1.1
Income taxes                                 2.3          3.7          3.5
                                           -----        -----        -----
Net income                                   3.6%         6.0%         5.9%
                                           =====        =====        =====


RESULTS OF OPERATIONS

For an understanding of the significant factors that influenced the Company's performance during the past three fiscal years, the following Financial Review should be read in conjunction with the consolidated financial statements presented in this annual report.


RESTRUCTURING AND IMPAIRMENT CHARGES

In June 2001, the Company announced initiatives designed to further the creation of shareholder value and improve return on capital. The effects of restructuring and impairment charges on income before income taxes of $156.8 million are summarized as follows and discussed in detail below:

         (in thousands)
         Income before taxes, excluding restructuring and impairment charges           $443,848
         Restructuring and impairment charges
           Cost of sales:
             Inventory rationalization                                                   30,133
           Restructuring and impairment charges:
             Writedown of assets                                                         87,685
             Accrual of lease obligations                                                29,576
             Contract settlements/terminations                                            6,713
             Severance and other                                                          2,715
                                                                                       --------
         Total charges                                                                  156,822
                                                                                       --------
         Income before taxes as reported                                               $287,026
                                                                                       ========


As a result of a strategic planning process begun during the third quarter of 2001, the Company established a 15% after-tax return threshold for all current and future investments. All of the Company's assets, including long-lived assets and real estate projects in process, were examined to identify those not meeting the revised hurdle rate. A charge of $5.2 million was recorded in the third quarter related to abandoned real estate projects in process identified during this review. The review was completed in the fourth quarter, resulting in additional restructuring and impairment charges of $151.6 million.

                                                         Annual Report | AZO  23

<< FINANCIAL REVIEW


The Company completed its evaluation of store performance and determined that 51 domestic auto parts stores were not meeting acceptable operating targets, which represents less than two percent of the chain. A reserve of $4.3 million has been established principally for lease commitments for stores to be closed and a writedown of $12.5 million has been recorded on the fixed assets in such stores to reduce carrying value to fair value. The effect of suspending depreciation on these assets was not material in fiscal 2001. Additionally, a reserve of $2.1 million was established for estimated inventory losses expected in closed stores. These stores are scheduled to be closed during fiscal 2002. The Company also evaluated all real estate projects in process and excess properties. These assets have been written down to the lower of carrying value or fair value less cost to sell, resulting in charges of $21.0 million for asset writedowns and $18.3 million for net lease obligations. The Company is actively marketing the assets held for sale through the use of internal resources and outside agents. Management intends to dispose of all assets held for sale within the next 12 months.

Additional impairment charges of $25.0 million were taken related primarily to fixed assets associated with the closure of a supply depot in Memphis, Tennessee, abandoned or discontinued technology-related assets and assets abandoned due to reorganization of departments within the Store Support Center. The Company also established a reserve of $7.0 million principally for lease commitments associated with the closure of the supply depot and for the office building recently leased by the Company's ALLDATA subsidiary that will not be occupied.

The Company has made a decision to sell TruckPro, its heavy-duty truck parts subsidiary. The Company has engaged an investment banking firm to assist in identifying a buyer for TruckPro and to facilitate the transaction. Based on preliminary offers received, the Company has recorded asset writedowns and contractual obligations aggregating $29.9 million. The Company expects to enter into a definitive agreement to sell TruckPro before the end of calendar year 2001.

The Company has implemented changes in its marketing and merchandising strategies. The new strategies include reducing quantities of product on hand in excess of anticipated needs and decisions to discontinue certain merchandise. This has resulted in an inventory rationalization charge of $28.0 million. Discontinued inventory will be recalled and disposed of during the first quarter of fiscal 2002.

After considering the effect of income taxes, the impact of these restructuring and impairment charges on net earnings was $95.8 million. The remaining Results of Operations discussion excludes the restructuring and impairment charges discussed above because the effects of these charges are not comparable on a year-over-year basis.

FISCAL 2001 COMPARED TO FISCAL 2000

Net sales for fiscal 2001 increased by $335.5 million or 7.5% over net sales for fiscal 2000. Same store sales, or sales for domestic auto parts stores opened at least one year, increased 4%. As of August 25, 2001, the Company had 3,019 domestic auto parts stores in operation compared with 2,915 at August 26, 2000.

Gross profit for fiscal 2001, excluding nonrecurring charges, was $2.0 billion, or 42.4% of net sales, compared with $1.9 billion, or 41.9% of net sales, for fiscal 2000. The increase in the gross profit percentage was primarily due to a shift in sales mix to higher gross margin products in the current year and higher warranty expense in the prior year.

Operating, selling, general and administrative expenses for fiscal 2001 increased by $130.6 million over such expenses for fiscal 2000 and increased as a percentage of net sales from 30.5% to 31.1%. The increase in the expense ratio was primarily due to an increase in insurance, expenses related to strategic initiatives not included in the restructuring and impairment charges and higher levels of payroll primarily in the first half of the year.

Net interest expense for fiscal 2001 was $100.7 million compared with $76.8 million for fiscal 2000. The increase in interest expense was due to higher levels of borrowings.

AutoZone's effective income tax rate was 38.8% of pre-tax income for fiscal 2001 and 38.5% for fiscal 2000.


24  AZO | Annual Report

<< FINANCIAL REVIEW


FISCAL 2000 COMPARED TO FISCAL 1999

Net sales for fiscal 2000 increased by $366.3 million or 8.9% over net sales for fiscal 1999. Same store sales, or sales for domestic auto parts stores opened at least one year, increased 5%. As of August 26, 2000, the Company had 2,915 domestic auto parts stores in operation compared with 2,711 at August 28, 1999.

Gross profit for fiscal 2000 was $1.9 billion, or 41.9% of net sales, compared with $1.7 billion, or 42.1% of net sales, for fiscal 1999. The decrease in gross profit percentage was primarily due to an increase in warranty expense.

Operating, selling, general and administrative expenses for fiscal 2000 increased by $70.0 million over such expenses for fiscal 1999 and decreased as a percentage of net sales from 31.6% to 30.5%. The decrease in the expense ratio was primarily due to leverage of payroll and occupancy costs in acquired stores coupled with the absence of acquisition related remodeling and remerchandising activities in fiscal 2000.

Net interest expense for fiscal 2000 was $76.8 million compared with $45.3 million for fiscal 1999. The increase in interest expense was due to higher levels of borrowings as a result of stock repurchases and higher interest rates.

AutoZone's effective income tax rate was 38.5% of pre-tax income for fiscal 2000 and 36.9% for fiscal 1999. The fiscal 1999 effective tax rate reflects the utilization of acquired company net operating loss carryforwards.

FINANCIAL MARKET RISK

The Company is exposed to market risk from changes in foreign exchange and interest rates. To minimize such risks, the Company may periodically use various financial instruments. All hedging transactions are authorized and executed pursuant to policies and procedures. The Company does not buy or sell financial instruments for trading purposes.

On August 27, 2000, the Company adopted Statements of Financial Accounting Standards Nos. 133, 137 and 138 (collectively "SFAS 133") pertaining to the accounting for derivatives and hedging activities. SFAS 133 requires the Company to recognize all derivative instruments in the balance sheet at fair value. The adoption of SFAS 133 impacts the accounting for the Company's interest rate hedging program. The Company reduces its exposure to increases in interest rates by entering into interest rate swap contracts. All of the Company's interest rate swaps are designated as cash flow hedges.

Upon adoption of SFAS 133, the Company recorded the fair value of the interest rate swaps in its consolidated balance sheet. Thereafter, the Company has adjusted the carrying value of the interest rate swaps to reflect their current fair value. The related gains or losses on these swaps are deferred in stockholders' equity (as a component of comprehensive income). These deferred gains and losses are recognized in income in the period in which the related interest rate payments being hedged have been recognized in expense. However, to the extent that the change in value of an interest rate swap contract does not perfectly offset the change in the interest rate payments being hedged, that ineffective portion is immediately recognized in income.

At August 25, 2001, and August 26, 2000, the fair value of the Company's debt was estimated at $1.21 billion and $1.20 billion, respectively, based on the market value of the debt at those dates. Such fair value is less than the carrying value of debt at August 25, 2001, by $17.3 million and at August 26, 2000, by $47.1 million. The Company had $730.4 million of variable-rate debt outstanding at August 25, 2001, and $909.9 million at August 26, 2000. At these borrowing levels, a one percentage point increase in interest rates would have had an unfavorable impact on the Company's pre-tax earnings and cash flows of $6.6 million in 2001 and $8.3 million in 2000. The primary interest rate exposure on variable-rate debt is based on the London Interbank Offered Rate (LIBOR).


                                                         Annual Report | AZO  25

<< FINANCIAL REVIEW


LIQUIDITY AND CAPITAL RESOURCES

The Company's primary capital requirements have been the funding of its continued new store expansion program, inventory requirements and, more recently, stock repurchases. The Company has opened or acquired 1,596 net new domestic auto parts stores from the beginning of fiscal 1997 to August 25, 2001. Cash flow generated from store operations provides the Company with a significant source of liquidity. Net cash provided by operating activities was $458.9 million in fiscal 2001, $513.0 million in fiscal 2000 and $311.7 million in fiscal 1999.

The Company invested $169.3 million in capital assets in fiscal 2001. In fiscal 2000, the Company invested $249.7 million in capital assets. In fiscal 1999, the Company invested $428.3 million in capital assets, including approximately $108 million for real estate and real estate leases purchased from Pep Boys. In fiscal 2001, the Company opened 107 new auto parts stores in the U.S. and 8 in Mexico, replaced 16 U.S. stores and closed 3 U.S. stores. In addition, the Company operated 49 TruckPro stores. Construction commitments totaled approximately $24 million at August 25, 2001.

The Company's new store development program requires working capital, predominantly for inventories. Historically, the Company has negotiated extended payment terms from suppliers, minimizing the working capital required by expansion. The Company believes that it will be able to continue financing much of its inventory growth through favorable payment terms from suppliers, but there can be no assurance that the Company will be successful in obtaining such terms.

The Company maintains $1.05 billion of revolving credit facilities with a group of banks. Of the $1.05 billion, $400 million expires in May 2002. The remaining $650 million expires in May 2005. The 364-day facility expiring in May 2002 includes a renewal feature as well as an option to extend the maturity date of then-outstanding debt by one year. The credit facilities exist largely to support commercial paper borrowings and other short-term unsecured bank loans. Outstanding commercial paper and short-term unsecured bank loans at August 25, 2001, of $400.4 million are classified as long-term as the Company has the ability and intention to refinance them on a long-term basis. The rate of interest payable under the credit facilities is a function of LIBOR, the lending bank's base rate (as defined in the agreement) or a competitive bid rate at the option of the Company. The Company has agreed to observe certain covenants under the terms of its credit agreements, including limitations on total indebtedness, restrictions on liens and minimum fixed charge coverage.

During fiscal year 2001, the Company entered into two unsecured bank term loans totaling $315 million with a group of banks. Of the $315 million, $115 million matures in December 2003 and $200 million matures in May 2003. The rate of interest payable is a function of LIBOR or the bank's base rate (as defined in the agreement) at the option of the Company.

In May 2001, the Company issued $150 million of 7.99% Senior Notes due April 2006, in a private debt placement. The Senior Notes contain certain covenants limiting total indebtedness and liens. Interest is payable semi-annually.

Subsequent to year-end, in September 2001, the Company announced Board approval to repurchase up to $250 million of common stock in the open market. This is in addition to the $1.45 billion previously authorized as of August 25, 2001. From January 1998 to August 25, 2001, the Company had repurchased approximately $1.2 billion of common stock. The impact of the stock repurchase program in fiscal 2001 was an increase in earnings per share of $0.05. Subsequent to year-end, the Company repurchased two million shares in settlement of certain equity instrument contracts at an average cost of $28.61 per share.

The Company anticipates that it will rely primarily on internally-generated funds to support a majority of its capital expenditures, working capital requirements and stock repurchases. The balance will be funded through borrowings. The Company anticipates that it will be able to obtain such financing in view of its credit rating and favorable experiences in the debt market in the past.


26  AZO | Annual Report

<< FINANCIAL REVIEW


INFLATION

The Company does not believe its operations have been materially affected by inflation. The Company has been successful, in many cases, in mitigating the effects of merchandise cost increases principally through economies of scale resulting from increased volumes of purchases, selective forward buying and the use of alternative suppliers.

SEASONALITY AND QUARTERLY PERIODS

The Company's business is somewhat seasonal in nature, with the highest sales occurring in the summer months of June through August, in which average weekly per store sales historically have been about 15% to 25% higher than in the slower months of December through February.

Each of the first three quarters of AutoZone's fiscal year consists of twelve weeks and the fourth quarter consists of sixteen weeks. Because the fourth quarter contains the seasonally high sales volume and consists of sixteen weeks, compared to twelve weeks for each of the first three quarters, the Company's fourth quarter represents a disproportionate share of the annual net sales and net income. The fourth quarter of fiscal 2001, excluding nonrecurring charges, represented 34.1% of annual net sales and 43.9% of net income; the fourth quarter of fiscal 2000 represented 33.3% of annual net sales and 39.3% of net income. Fiscal year 2002 will consist of 53 weeks, with the fiscal fourth quarter having 17 weeks.

RECENT ACCOUNTING PRONOUNCEMENTS

In June 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets" (SFAS 142). Under SFAS 142, goodwill amortization ceases when the new standard is adopted. The new rule also requires an initial goodwill impairment assessment in the year of adoption and annual impairment tests thereafter. The Company is permitted and has elected to adopt this Statement effective August 26, 2001. Application of the nonamortization provisions of the Statement is expected to result in an increase in income before income taxes of $8.6 million per year. No impairment loss is expected from the initial goodwill impairment test.

FORWARD-LOOKING STATEMENTS

Certain statements contained in the Financial Review and elsewhere in this annual report are forward-looking statements. These statements discuss, among other things, expected growth, domestic and international development and expansion strategy, business strategies and future performance. These forward-looking statements are subject to risks, uncertainties and assumptions, including without limitation, competition, product demand, domestic and international economies, the ability to hire and retain qualified employees, consumer debt levels, inflation, war and the prospect of war, including terrorist activity, and availability of commercial transportation. Actual results may materially differ from anticipated results. For more information, please see the Risk Factors section of the Company's most recent Form 10-K as filed with the Securities and Exchange Commission.

                                                         Annual Report | AZO  27

<< CONSOLIDATED STATEMENTS OF INCOME


                                                                             Year Ended (52 Weeks)
                                                                             ---------------------
                                                                     August 25,    August 26,     August 28,
(in thousands, except per share data)                                  2001           2000           1999
                                                                    ----------     ----------     ----------
Net sales                                                           $4,818,185     $4,482,696     $4,116,392
Cost of sales, including warehouse and delivery expenses             2,804,896      2,602,386      2,384,970
Operating, selling, general and administrative expenses              1,498,909      1,368,290      1,298,327
Restructuring and impairment charges                                   126,689
                                                                    ----------     ----------     ----------
Operating profit                                                       387,691        512,020        433,095
Interest expense-net                                                   100,665         76,830         45,312
                                                                    ----------     ----------     ----------

Income before income taxes                                             287,026        435,190        387,783
Income taxes                                                           111,500        167,600        143,000
                                                                    ----------     ----------     ----------

Net income                                                          $  175,526     $  267,590     $  244,783
                                                                    ==========     ==========     ==========

Weighted average shares for basic earnings per share                   112,834        132,945        149,014
Effect of dilutive stock equivalents                                       967            924          1,243
                                                                    ----------     ----------     ----------
Adjusted weighted average shares for diluted earnings per share        113,801        133,869        150,257
                                                                    ==========     ==========     ==========


Basic earnings per share                                            $     1.56     $     2.01     $     1.64
                                                                    ----------     ----------     ----------
Diluted earnings per share                                          $     1.54     $     2.00     $     1.63
                                                                    ----------     ----------     ----------


                See Notes to Consolidated Financial Statements.

28  AZO | Annual Report

<< CONSOLIDATED BALANCE SHEETS


                                                                                   August 25,        August 26,
(in thousands, except per share data)                                                 2001             2000
                                                                                   -----------      -----------
ASSETS
Current assets
  Cash and cash equivalents                                                        $     7,286      $     6,969
  Accounts receivable                                                                   19,135           21,407
  Merchandise inventories                                                            1,242,896        1,108,978
  Prepaid expenses                                                                      18,426           30,214
  Deferred income taxes                                                                 40,768           19,212
                                                                                   -----------      -----------
     Total current assets                                                            1,328,511        1,186,780
Property and equipment
  Land                                                                                 492,287          458,217
  Buildings and improvements                                                         1,182,880        1,149,900
  Equipment                                                                            505,282          484,967
  Leasehold improvements and interests                                                 116,639          117,452
  Construction in progress                                                              75,223          109,840
                                                                                   -----------      -----------
                                                                                     2,372,311        2,320,376
  Less accumulated depreciation and amortization                                       661,868          561,936
                                                                                   -----------      -----------
                                                                                     1,710,443        1,758,440
Other assets
  Cost in excess of net assets acquired, net of accumulated amortization
   of $32,186 in 2001 and $24,192 in 2000                                              305,390          324,494
  Deferred income taxes                                                                 80,593           52,182
  Other assets                                                                           7,575           11,322
                                                                                   -----------      -----------
                                                                                       393,558          387,998
                                                                                   -----------      -----------
                                                                                   $ 3,432,512      $ 3,333,218
                                                                                   ===========      ===========

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities
  Accounts payable                                                                 $   945,666      $   788,825
  Accrued expenses                                                                     292,153          227,682
  Income taxes payable                                                                  28,835           18,037
                                                                                   -----------      -----------
     Total current liabilities                                                       1,266,654        1,034,544
Long-term debt                                                                       1,225,402        1,249,937
Other liabilities                                                                       74,243           56,558
Commitments and contingencies (See notes I and J)
Stockholders' equity
  Preferred stock, authorized 1,000 shares; no shares issued
  Common stock, par value $.01 per share, authorized 200,000 shares;
     119,518 shares issued and 109,408 shares outstanding in 2001 and
     154,328 shares issued and 121,510 shares outstanding in 2000                        1,195            1,543
  Additional paid-in capital                                                           295,629          301,901
  Notes receivable from officers                                                        (1,911)          (4,463)
  Retained earnings                                                                    825,196        1,564,118
  Accumulated other comprehensive loss                                                  (5,308)              (5)
  Treasury stock, at cost                                                             (248,588)        (870,915)
                                                                                   -----------      -----------
     Total stockholders' equity                                                        866,213          992,179
                                                                                   -----------      -----------
                                                                                   $ 3,432,512      $ 3,333,218
                                                                                   ===========      ===========


                See Notes to Consolidated Financial Statements.

                                                         Annual Report | AZO  29

<< CONSOLIDATED STATEMENTS
   OF CASH FLOWS


                                                                                 Year Ended (52 Weeks)
                                                                                 ---------------------
                                                                       August 25,     August 26,     August 28,
(in thousands)                                                            2001           2000           1999
                                                                       ---------      ---------      ---------
Cash flows from operating activities:
  Net income                                                           $ 175,526      $ 267,590      $ 244,783
  Adjustments to reconcile net income to net cash
   provided by operating activities:
   Depreciation and amortization of property and equipment               122,576        117,932        122,221
   Amortization of intangible and other assets                             8,757          8,868          6,310
   Deferred income tax expense (benefit)                                 (46,981)        39,338         42,929
   Restructuring and impairment charges                                  156,822
   Income tax benefit realized from exercise of options                   13,495          4,050          4,300
   Net change in accounts receivable and prepaid expenses                 10,562          7,764         20,399
   Net change in merchandise inventories                                (164,164)        20,715       (201,553)
   Net increase in accounts payable and accrued expenses                 187,801         61,382         70,304
   Net change in income taxes payable and receivable                      10,798          4,966         13,367
   Net change in other assets and liabilities                            (16,255)       (19,645)       (11,392)
                                                                       ---------      ---------      ---------
     Net cash provided by operating activities                           458,937        512,960        311,668

Cash flows from investing activities:
  Capital expenditures and real estate purchased from Pep Boys          (169,296)      (249,657)      (428,315)
  Disposal of capital assets                                              44,601         11,771
  Notes receivable from officers                                           2,552         (4,463)
                                                                       ---------      ---------      ---------
     Net cash used in investing activities                              (122,143)      (242,349)      (428,315)

Cash flows from financing activities:
  Net increase (decrease) in commercial paper                           (381,853)       234,300        228,000
  Proceeds from debentures/notes                                         465,000                       148,913
  Net increase (decrease) in unsecured bank loans                       (105,000)       120,000        (34,050)
  Net proceeds from sale of common stock                                  48,410          5,455          7,266
  Purchase of treasury stock                                            (366,097)      (639,925)      (234,602)
  Other                                                                    3,063         10,610            407
                                                                       ---------      ---------      ---------
     Net cash provided by (used in) financing activities                (336,477)      (269,560)       115,934
                                                                       ---------      ---------      ---------
Net increase (decrease) in cash and cash equivalents                         317          1,051           (713)
Cash and cash equivalents at beginning of year                             6,969          5,918          6,631
                                                                       ---------      ---------      ---------
Cash and cash equivalents at end of year                               $   7,286      $   6,969      $   5,918
                                                                       =========      =========      =========

Supplemental cash flow information:
  Interest paid, net of interest cost capitalized                      $  97,968      $  74,745      $  41,533
  Income taxes paid                                                    $ 100,702      $ 123,036      $  93,073


                See Notes to Consolidated Financial Statements.


30 AZO | Annual Report

<< CONSOLIDATED STATEMENTS
   OF STOCKHOLDERS' EQUITY


                                                                                                Accumulated
                                                            Additional                             Other
                                                 Common       Paid-in      Notes     Retained  Comprehensive   Treasury
(in thousands)                                    Stock       Capital   Receivable   Earnings       Loss         Stock      Total
                                                  -----       -------   ----------   --------       ----         -----      -----
Balance at August 29, 1998                      $  1,530   $277,528     $           $1,051,745    $           $ (28,746) $1,302,057
Net income                                                                             244,783                              244,783
Foreign currency translation adjustment                                                                 (3)                      (3)
                                                                                                                         ----------
     COMPREHENSIVE INCOME                                                                                                   244,780
Purchase of 8,657 shares of treasury stock                                                                     (234,602)   (234,602)
Sale of 924 shares of common stock under
   stock option and stock purchase plans              10      7,256                                                           7,266
Tax benefit of exercise of stock options                      4,300                                                           4,300
                                                --------   --------     ---------   ----------    --------    ---------  ----------
Balance at August 28, 1999                         1,540    289,084                  1,296,528          (3)    (263,348)  1,323,801
Net income                                                                             267,590                              267,590
Foreign currency translation adjustment                                                                 (2)                      (2)
                                                                                                                          ---------
     COMPREHENSIVE INCOME                                                                                                   267,588
Issuance of notes receivable from officers                                 (4,463)                                           (4,463)
Purchase of 23,208 shares of treasury stock                   3,315                                            (607,567)   (604,252)
Sale of 361 shares of common stock under
    stock option and stock purchase plans              3      5,452                                                           5,455
Tax benefit of exercise of stock options                      4,050                                                           4,050
                                                --------    ---------    ---------   ----------    --------    ---------  ----------
Balance at August 26, 2000                         1,543    301,901        (4,463)   1,564,118          (5)    (870,915)    992,179
Net income                                                                             175,526                              175,526
Foreign currency translation adjustment                                                                294                      294
Unrealized loss on interest rate swap contracts                                                     (5,597)                  (5,597)
                                                                                                                          ---------
     COMPREHENSIVE INCOME                                                                                                   170,223
Repayments of notes receivable from officers                                2,552                                             2,552
Purchase of 14,345 shares of treasury stock                   5,451                                            (366,097)   (360,646)
Retirement of 37,000 shares of treasury stock       (370    (71,781)                  (914,448)                 986,599
Sale of 2,061 shares of common stock under
   stock option and stock purchase plans              22     46,563                                               1,825      48,410
Tax benefit of exercise of stock options                     13,495                                                          13,495
                                                --------    --------    ---------   ----------    --------    ---------  ----------
Balance at August 25, 2001                      $  1,195    $295,629    $  (1,911)  $  825,196    $ (5,308)   $(248,588) $  866,213
                                                ========    ========    =========   ==========    ========    =========  ==========


See Notes to Consolidated Financial Statements.

                                                         Annual Report | AZO  31

<< NOTES TO CONSOLIDATED
   FINANCIAL STATEMENTS

NOTE A - SIGNIFICANT ACCOUNTING POLICIES

Business: The Company is principally a retailer of light vehicle parts, supplies and accessories. At the end of fiscal 2001, the Company operated 3,019 domestic auto parts stores in 42 states and the District of Columbia and 21 auto parts stores in Mexico. In addition, the Company sells heavy duty truck parts and accessories through its 49 TruckPro stores in 15 states, light vehicle diagnostic and repair software through ALLDATA and diagnostic and repair information through alldatadiy.com.

Fiscal Year: The Company's fiscal year consists of 52 or 53 weeks ending on the last Saturday in August.

Basis of Presentation: The consolidated financial statements include the accounts of AutoZone, Inc. and its wholly owned subsidiaries (the Company). All significant intercompany transactions and balances have been eliminated in consolidation.

Merchandise Inventories: Inventories are stated at the lower of cost or market using the last-in, first-out (LIFO) method.

Property and Equipment: Property and equipment is stated at cost. Depreciation is computed principally by the straight-line method over the following estimated useful lives: buildings and improvements, 5 to 50 years; equipment, 3 to 10 years; and leasehold improvements and interests, 5 to 15 years. Leasehold improvements and interests are amortized over the terms of the leases.

Intangible Assets: The cost in excess of fair value of net assets of businesses acquired is recorded as goodwill and is amortized on a straight-line basis over 40 years. The Company continually evaluates the carrying value of goodwill. Any impairments would be recognized when the expected future undiscounted operating cash flows derived from such goodwill is less than its carrying value.

Preopening Expenses: Preopening expenses, which consist primarily of payroll and occupancy costs, are expensed as incurred.

Advertising Costs: The Company expenses advertising costs as incurred. Advertising expense, net of vendor rebates, was approximately $20.7 million in fiscal 2001, $14.4 million in fiscal 2000 and $21.9 million in fiscal 1999.

Warranty Costs: The Company provides the consumer with a warranty on certain products. Estimated warranty obligations are provided at the time of sale of the product.

Financial Instruments: The Company has certain financial instruments which include cash, accounts receivable and accounts payable. The carrying amounts of these financial instruments approximate fair value because of their short maturities.

Income Taxes: The Company accounts for income taxes under the liability method. Deferred tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse.

Cash Equivalents: Cash equivalents consist of investments with maturities of 90 days or less at the date of purchase.

Use of Estimates: Management of the Company has made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent liabilities to prepare these financial statements in conformity with accounting principles generally accepted in the United States. Actual results could differ from those estimates.

Earnings Per Share: Basic earnings per share is based on the weighted average outstanding common shares. Diluted earnings per share is based on the weighted average outstanding shares adjusted for the effect of common stock equivalents.


32  AZO | Annual Report

<< NOTES TO CONSOLIDATED
   FINANCIAL STATEMENTS


Revenue Recognition: The Company recognizes sales revenue at the time the sale is made.

Impairment of Long-Lived Assets: The Company complies with Statement of Financial Accounting Standards (SFAS) No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of." This statement requires that long-lived assets and certain identifiable intangibles to be held and used by an entity be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Also, in general, long-lived assets and certain identifiable intangibles to be disposed of are reported at the lower of carrying amount or fair value less cost to sell.

Derivative Instruments and Hedging Activities: On August 27, 2000, the Company adopted Statements of Financial Accounting Standards Nos. 133, 137 and 138 (collectively "SFAS 133") pertaining to the accounting for derivatives and hedging activities. SFAS 133 requires the Company to recognize all derivative instruments in the balance sheet at fair value. The adoption of SFAS 133 impacts the accounting for the Company's interest rate hedging program. The Company reduces its exposure to increases in interest rates by entering into interest rate swap contracts. All of the Company's interest rate swaps are designated as cash flow hedges.

Upon adoption of SFAS 133, the Company recorded the fair value of the interest rate swaps in its consolidated balance sheet. Thereafter, the Company has adjusted the carrying value of the interest rate swaps to reflect their current fair value. The related gains or losses on these swaps are deferred in stockholders' equity (as a component of comprehensive income). These deferred gains and losses are recognized in income in the period in which the related interest rate payments being hedged have been recognized in expense. However, to the extent that the change in value of an interest rate swap contract does not perfectly offset the change in the interest rate payments being hedged, that ineffective portion is immediately recognized in income.

Recently Issued Accounting Standards: In June 2001, the Financial Accounting Standards Board issued SFAS No. 142, "Goodwill and Other Intangible Assets." Under SFAS 142, goodwill amortization ceases when the new standard is adopted. The new rules also require an initial goodwill impairment assessment in the year of adoption and annual impairment tests thereafter. The Company is permitted and has elected to adopt this Statement effective August 26, 2001, the first day of fiscal 2002. Application of the non-amortization provisions of SFAS No. 142 is expected to result in an increase in net income of $5.3 million ($0.05 per share) per year. During fiscal 2002, the Company will perform the first of the required impairment tests of goodwill. No impairment loss is expected from the initial goodwill impairment test.

Reclassifications: Certain prior year amounts have been reclassified to conform with the fiscal 2001 presentation.

NOTE B - RESTRUCTURING AND IMPAIRMENT CHARGES

As a result of a strategic planning process begun during the third quarter of 2001, the Company established a 15% after-tax return threshold for all current and future investments. All of the Company's assets, including long-lived assets and real estate projects in process, were examined to identify those not meeting the revised hurdle rate. A total charge of $156.8 million was recorded during fiscal 2001 for the following (in thousands):

             Writedown of assets                              $  87,685
             Inventory rationalization                           30,133
             Accrual of lease obligations                        29,576
             Contract settlements/terminations                    6,713
             Severance and other                                  2,715
                                                              ---------
                                                              $ 156,822
                                                              =========

The Company evaluated store performance and determined that 51 domestic auto parts stores were not meeting acceptable operating targets, which represents less than two percent of the chain. A reserve of $4.3 million has been established principally for lease commitments for stores to be closed and a writedown of $12.5 million has been recorded on the fixed


                                                         Annual Report | AZO  33

<< NOTES TO CONSOLIDATED
   FINANCIAL STATEMENTS


assets in such stores to reduce carrying value to fair value. The effect of suspending depreciation on these assets was not significant in fiscal 2001. Additionally, a reserve of $2.1 million was established for estimated inventory losses expected in closed stores, which is reflected in cost of sales. These stores are scheduled to be closed during fiscal 2002. The Company also evaluated all real estate projects in process and excess properties. These assets have been written down to the lower of carrying value or fair value less cost to sell, resulting in charges of $21.0 million for asset writedowns and $18.3 million for net lease obligations. The Company is actively marketing the assets held for sale through the use of internal resources and outside agents. Management intends to dispose of all assets held for sale within the next 12 months.

Additional impairment charges of $25.0 million were taken related primarily to fixed assets associated with the closure of a supply depot in Memphis, Tennessee, abandoned or discontinued technology-related assets and assets abandoned due to reorganization of departments within the Store Support Center. The Company also established a reserve of $7.0 million principally for lease commitments associated with the closure of the supply depot and for the office building recently leased by the Company's ALLDATA subsidiary that will not be occupied.

The Company has made a decision to sell TruckPro, its heavy-duty truck parts subsidiary. The Company has engaged an investment banking firm to assist in identifying a buyer for TruckPro and to facilitate the transaction. Based on preliminary offers received, the Company has recorded asset writedowns and contractual obligations aggregating $29.9 million. The Company expects to enter into a definitive agreement to sell TruckPro before the end of calendar year 2001.

The Company has implemented changes in its marketing and merchandising strategies. The new strategies include reducing quantities of product on hand in excess of anticipated needs and decisions to discontinue certain merchandise. This has resulted in an inventory rationalization charge of $28.0 million. This charge is reflected in cost of sales. Discontinued inventory will be recalled and disposed of during the first quarter of fiscal 2002.

NOTE C - ACCRUED EXPENSES

Accrued expenses consist of the following:

                                                             August 25,     August 26,
          (in thousands)                                        2001           2000
          --------------                                        ----           ----
          Medical and casualty insurance claims              $   70,719     $   54,970
          Accrued compensation and related payroll taxes         49,589         49,137
          Property and sales taxes                               45,030         33,341
          Accrued sales and warranty returns                     63,467         50,182
          Other                                                  63,348         40,052
                                                             ----------     ----------
                                                             $  292,153     $  227,682
                                                             ==========     ==========

NOTE D - INCOME TAXES

At August 25, 2001, the Company had federal tax net operating loss carryforwards
(NOLs) of approximately $35.6 million that expire in years 2007 through 2017. These carryforwards resulted from the Company's acquisition of ALLDATA Corporation during fiscal 1996, and Chief Auto Parts Inc. and ADAP, Inc. (which had been doing business as "Auto Palace") in fiscal 1998. The use of the federal tax NOLs is limited to future taxable earnings of these companies and is subject to annual limitations. A valuation allowance of $8.7 million in fiscal 2001 and $9.3 million in fiscal 2000 relates to these carryforwards. In addition, the Company has state tax NOLs that expire in years 2002 through 2020. These state tax NOLs also resulted from the Company's acquisition of ALLDATA Corporation, Chief Auto Parts Inc. and ADAP, Inc. The use of the NOLs is limited to future taxable earnings of these companies and is subject to annual limitations. A valuation allowance of $6.1 million in fiscal 2001 relates to these carryforwards.


34  AZO | Annual Report

<< NOTES TO CONSOLIDATED
   FINANCIAL STATEMENTS


The provision for income tax expense consists of the following:

                                                     Year Ended
                                   ---------------------------------------------
                                   August 25,        August 26,       August 28,
(in thousands)                        2001              2000             1999
--------------                        ----              ----             ----
Current:
  Federal                          $  144,538        $  119,259       $   90,018
  State                                13,943             9,003           10,053
                                   ----------        ----------       ----------
                                      158,481           128,262          100,071
Deferred:
  Federal                             (42,380)           35,762           38,999
  State                                (4,601)            3,576            3,930
                                   ----------        ----------       ----------
                                      (46,981)           39,338           42,929
                                   ----------        ----------       ----------
                                   $  111,500        $  167,600       $  143,000
                                   ==========        ==========       ==========

Significant components of the Company's deferred tax assets and liabilities are as follows:

                                                       August 25,      August 26,
(in thousands)                                            2001            2000
--------------                                            ----            ----
Deferred tax assets:
   Net operating loss and credit carryforwards         $   25,226      $   20,191
   Insurance reserves                                      22,804          17,089
   Warranty reserves                                       23,684          19,807
   Accrued vacation                                         5,638           5,092
   Closed store reserves                                   25,585          20,315
   Inventory reserves                                      14,256           4,138
   Property and equipment                                   3,391
   Other                                                   22,030          12,033
                                                       ----------      ----------
                                                          142,614          98,665
Less valuation allowance                                  (14,792)         (9,297)
                                                       ----------      ----------
                                                          127,822          89,368
Deferred tax liabilities:
   Property and equipment                                                  11,062
   Property taxes                                           6,461           6,912
                                                       ----------      ----------
                                                            6,461          17,974
                                                       ----------      ----------
Net deferred tax assets                                $  121,361      $   71,394
                                                       ==========      ==========

A reconciliation of the provision for income taxes to the amount computed by applying the federal statutory tax rate of 35% to income before income taxes is as follows:

                                          August 25,     August 26,     August 28,
(in thousands)                               2001           2000           1999
--------------                               ----           ----           ----
Expected tax at statutory rate            $  100,459     $  152,317     $  135,724
State income taxes, net                        6,072          8,176          9,089
Other                                          4,969          7,107         (1,813)
                                          ----------     ----------     ----------
                                          $  111,500     $  167,600     $  143,000
                                          ==========     ==========     ==========


                                                         Annual Report | AZO  35

<< NOTES TO CONSOLIDATED
   FINANCIAL STATEMENTS


NOTE E - FINANCING ARRANGEMENTS

The Company's long-term debt as of August 25, 2001, and August 26, 2000, consists of the following:

                                                        August 25,     August 26,
(in thousands)                                             2001           2000
--------------                                             ----           ----
6% Notes due November 2003                              $  150,000     $  150,000
6.5% Debentures due July 2008                              190,000        190,000
7.99% Notes due April 2006                                 150,000
Bank term loan due December 2003, interest
 rate of 4.95% at August 25, 2001                          115,000
Bank term loan due May 2003, interest rate of 4.69%        200,000
Commercial paper, weighted average interest
 rate of 3.9% at August 25, 2001,
 and 6.8% at August 26, 2000                               385,447        767,300
Unsecured bank loans                                        15,000        120,000
Other                                                       19,955         22,637
                                                        ----------     ----------
                                                        $1,225,402     $1,249,937
                                                        ==========     ==========

The Company maintains $1.05 billion of revolving credit facilities with a group of banks. Of the $1.05 billion, $400 million expires in May 2002. The remaining $650 million expires in May 2005. The 364-day facility expiring in May 2002 includes a renewal feature as well as an option to extend the maturity date of the then-outstanding debt by one year. The credit facilities exist largely to support commercial paper borrowings and other short-term unsecured bank loans. Outstanding commercial paper and short-term unsecured bank loans at August 25, 2001, of $400.4 million are classified as long-term as the Company has the ability and intention to refinance them on a long-term basis. The rate of interest payable under the credit facilities is a function of the London Interbank Offered Rate (LIBOR), the lending bank's base rate (as defined in the agreement) or a competitive bid rate at the option of the Company. The Company has agreed to observe certain covenants under the terms of its credit agreements, including limitations on total indebtedness, restrictions on liens and minimum fixed charge coverage.

During fiscal 2001, the Company entered into two unsecured bank term loans totaling $315 million with a group of banks. Of the $315 million, $115 million matures in December 2003 and $200 million matures in May 2003. The rate of interest payable is a function of LIBOR or the bank's base rate (as defined in the agreement) at the option of the Company.

In May 2001, the Company issued $150 million of 7.99% Senior Notes due April 2006, in a private debt placement. The Senior Notes contain covenants limiting total indebtedness and liens. Interest is payable semi-annually.

All of the Company's debt is unsecured, except for $15 million, which is collateralized by property. Maturities of long-term debt are $200 million for fiscal 2003, $265 million for fiscal 2004, $420.4 million for fiscal 2005, $150 million for fiscal 2006 and $190 million thereafter.

Interest costs of $1.4 million in fiscal 2001, $2.8 million in fiscal 2000 and $2.8 million in fiscal 1999 were capitalized.

The estimated fair value of the 6.5% Debentures and the 6% Notes, which are both publicly traded, was approximately $174.6 million and $148.1 million, respectively, based on the estimated market values at August 25, 2001. The estimated fair value of the 6.5% Debentures and the 6% Notes was approximately $156.7 million and $136.2 million, respectively, at August 26, 2000. The estimated fair values of all other long-term borrowings approximate their carrying values primarily because they are short-term or have variable interest rates.


36  AZO | Annual Report

<< NOTES TO CONSOLIDATED
   FINANCIAL STATEMENTS


NOTE F - STOCK REPURCHASE PROGRAM

As of August 25, 2001, the Board of Directors had authorized the Company to repurchase up to $1.45 billion of common stock in the open market. In fiscal 2001, the Company repurchased 14.3 million shares of its common stock at an aggregate cost of $366.1 million. Since fiscal 1998, the Company has repurchased a total of 47.2 million shares at an aggregate cost of $1.2 billion. At times, the Company utilizes equity instrument contracts to facilitate its repurchase of common stock. At August 25, 2001, the Company held equity instrument contracts that relate to the purchase of approximately 3.9 million shares of common stock at an average cost of $33.67 per share.

Subsequent to year-end, the Board authorized the repurchase of an additional $250 million of the Company's common stock in the open market. Additionally in fiscal 2002, the Company purchased two million shares in settlement of certain equity instrument contracts outstanding at August 25, 2001, at an average cost of $28.61 per share.

NOTE G - EMPLOYEE STOCK PLANS

The Company has granted options to purchase common stock to certain employees and directors under various plans at prices equal to the market value of the stock on the dates the options were granted. Options are generally exercisable in a three to seven year period, and generally expire after ten years. A summary of outstanding stock options is as follows:

                                                        Wtd. Avg.         Number
                                                     Exercise Price      of Shares
                                                     --------------      ---------
         Outstanding August 29, 1998                  $      23.56       9,756,864
           Granted                                           29.23       2,081,125
           Exercised                                         12.87        (596,274)
           Canceled                                          28.43        (741,309)
                                                      ------------      ----------
         Outstanding August 28, 1999                         24.95      10,500,406
           Granted                                           25.96       1,960,256
           Exercised                                          7.13        (520,186)
           Canceled                                          28.27      (1,172,854)
                                                      ------------      ----------
         Outstanding August 26, 2000                         25.64      10,767,622
           Granted                                           25.53         908,566
           Exercised                                         22.12      (2,135,328)
           Canceled                                          27.16      (1,084,683)
                                                      ------------      ----------
         Outstanding August 25, 2001                  $      26.33       8,456,177
                                                      ============      ==========

The following table summarizes information about stock options outstanding at August 25, 2001:

                                         Options Outstanding           Options Exercisable
                                    -----------------------------  --------------------------
                                     Wtd. Avg.       Wtd. Avg.                      Wtd. Avg.
     Range of                        Exercise    Contractual Life                   Exercise
  Exercise Price    No. of Options     Price        (in years)     No. of Options    Price
  --------------    --------------     -----        ----------     --------------    -----
$ 4.86  -  $ 24.00    1,950,945     $     21.17        6.27             606,774    $    18.34
 24.63  -    25.25    2,093,325           25.06        4.19           1,335,640         25.17
 25.56  -    27.88    1,956,316           26.82        6.68             515,604         27.04
 28.00  -    32.81    1,990,999           30.23        6.70             396,849         29.66
 33.31  -    45.53      464,592           34.97        6.82              90,189         34.81
------------------    ---------     -----------        ----           ---------    ----------
$ 4.86  -  $ 45.53    8,456,177     $     26.33        5.98           2,945,056    $    24.99
==================    =========     ===========        ====           =========    ==========

Options to purchase 2.9 million shares at August 25, 2001, 3.5 million shares at August 26, 2000, and 2.4 million shares at August 28, 1999, were exercisable. Shares reserved for future grants were 5.2 million at August 25, 2001.


                                                         Annual Report | AZO  37

<< NOTES TO CONSOLIDATED
   FINANCIAL STATEMENTS


Pro forma information is required by SFAS 123, "Accounting for Stock-Based Compensation." In accordance with the provisions of SFAS 123, the Company applies APB Opinion 25 and related interpretations in accounting for its stock option plans and, accordingly, no compensation expense for stock options has been recognized. If the Company had elected to recognize compensation cost based on the fair value of the options granted at the grant date as prescribed in SFAS 123, the Company's net income and earnings per share would have been reduced to the pro forma amounts indicated below. The effects of applying SFAS 123 and the results obtained through the use of the Black-Scholes option pricing model in this pro forma disclosure are not necessarily indicative of future amounts. SFAS 123 does not apply to awards prior to fiscal 1996.

                                                                  Year Ended
                                                   ----------------------------------------
                                                   August 25,     August 26,     August 28,
         (in thousands, except per share data)        2001           2000           1999
         -------------------------------------        ----           ----           ----
         Net income
           As reported                             $  175,526     $  267,590     $  244,783
           Pro forma                               $  168,581     $  258,374     $  234,898
         Basic earnings per share
           As reported                             $     1.56     $     2.01     $     1.64
           Pro forma                               $     1.50     $     1.95     $     1.58
         Diluted earnings per share
           As reported                             $     1.54     $     2.00     $     1.63
           Pro forma                               $     1.48     $     1.93     $     1.57

The weighted average fair value of the stock options granted during fiscal 2001 was $10.19, during fiscal 2000 was $11.92 and during fiscal 1999 was $12.74. The fair value of each option granted is estimated on the date of the grant using the Black-Scholes option pricing model with the following weighted average assumptions for grants in 2001, 2000 and 1999: expected price volatility of 0.34 to 0.37; risk-free interest rates ranging from 3.75% to 6.18%; and expected lives between 4.83 and 8.83 years.

Stock options that could potentially dilute basic earnings per share in the future, that were not included in the fully diluted computation because they would have been antidilutive, were 7.5 million at August 26, 2000, and 3.6 million at August 28, 1999.

The Company also has an employee stock purchase plan under which all eligible employees may purchase common stock at 85% of fair market value (determined quarterly) through payroll deductions. In fiscal 2000, maximum permitted annual purchases were increased from $4,000 to $15,000 per employee or 10% of compensation, whichever is less. Under the plan, 0.2 million shares were sold in fiscal 2001, and 0.3 million shares were sold in each of fiscal 1999 and 2000. The Company repurchased 0.2 million shares in fiscal years 2001, 2000 and 1999, respectively, for sale under the plan. A total of 0.8 million shares of common stock is reserved for future issuance under this plan.

Under the Second Amended and Restated Directors Stock Option Plan each non-employee director will receive an option to purchase 1,500 shares of common stock on January 1 of each year. In addition, as long as the non-employee director owns common stock valued at least equal to five times the value of the annual fee paid to such director, that director will receive an additional option to purchase 1,500 shares as of January 1 of each year. New directors receive options to purchase 3,000 shares plus a grant of an option to purchase a number of shares equal to the annual option grant, prorated for the time in service for the year.

Under the Second Amended and Restated Directors Compensation Plan a director may receive no more than one-half of the annual and meeting fees immediately in cash, and the remainder of the fees must be taken in either common stock or the fees deferred in units with value equivalent to the value of share of common stock as of the grant date ("stock appreciation rights").


38  AZO | Annual Report

<< NOTES TO CONSOLIDATED
   FINANCIAL STATEMENTS


NOTE H - PENSION AND SAVINGS PLAN

Substantially all full-time employees are covered by a defined benefit pension plan. The benefits are based on years of service and the employee's highest consecutive five-year average compensation. In fiscal 2000, the Company established a supplemental defined benefit pension plan for highly compensated employees.

The Company makes annual contributions in amounts at least equal to the minimum funding requirements of the Employee Retirement Income Security Act of 1974. The following table sets forth the plan's funded status and amounts recognized in the Company's financial statements:

                                                       August 25,      August 26,
(in thousands)                                            2001            2000
--------------                                            ----            ----
Change in benefit obligation:
Benefit obligation at beginning of year                $   66,990      $   64,863
Service cost                                               10,339           9,778
Interest cost                                               5,330           4,523
Plan amendments                                                             2,037
Actuarial losses (gains)                                   11,437         (12,897)
Benefits paid                                              (2,103)         (1,314)
                                                       ----------      ----------
Benefit obligation at end of year                          91,993          66,990

Change in plan assets:
Fair value of plan assets at beginning of year             65,379          54,763
Actual return on plan assets                                1,285           2,851
Company contributions                                       9,652           9,481
Benefits paid                                              (2,103)         (1,314)
Administrative expenses                                      (478)           (402)
                                                       ----------      ----------
Fair value of plan assets at end of year                   73,735          65,379

Reconciliation of funded status:
Funded status of the plan (underfunded)                   (18,258)         (1,611)
Unrecognized net actuarial losses                          17,953             768
Unamortized prior service cost                             (2,167)         (2,686)
                                                       ----------      ----------
Accrued benefit cost                                   $   (2,472)     $   (3,529)
                                                       ==========      ==========


                                                             Year Ended
                                             ------------------------------------------
                                             August 25,      August 26,      August 28,
                                                2001            2000            1999
                                                ----            ----            ----
Components of net periodic benefit cost:
Service cost                                 $   10,339      $    9,778      $    8,022
Interest cost                                     5,330           4,523           3,727
Expected return on plan assets                   (6,555)         (5,617)         (5,001)
Amortization prior service cost                    (518)           (605)           (606)
Recognized net actuarial losses                                     540             451
                                             ----------      ----------      ----------
                                             $    8,596      $    8,619      $    6,593
                                             ==========      ==========      ==========

The actuarial present value of the projected benefit obligation was determined using weighted average discount rates of 7.5% at August 25, 2001, 8% at August 26, 2000, and 7% at August 28, 1999. The assumed increases in future compensation levels were generally 5-10% based on age in fiscal 2001, 2000 and 1999. The expected long-term rate of return on plan assets was 9.5% at August 25, 2001, August 26, 2000, and August 28, 1999. Prior service cost is amortized over the estimated average remaining service lives of the plan participants, and the unrecognized actuarial gain or loss is amortized over five years.


                                                         Annual Report | AZO  39

<< NOTES TO CONSOLIDATED
   FINANCIAL STATEMENTS


The Company has also established a defined contribution plan ("401(k) plan") pursuant to Section 401(k) of the Internal Revenue Code. The 401(k) plan covers substantially all employees that meet the plan's service requirements. The Company makes matching contributions, on an annual basis, up to a specified percentage of employees' contributions as approved by the Board of Directors.

NOTE I - LEASES

A portion of the Company's retail stores, distribution centers and certain equipment are leased. Most of these leases include renewal options and some include options to purchase and provisions for percentage rent based on sales. In addition, some of the leases contain guaranteed residual values.

Rental expense was $100.4 million for fiscal 2001, $95.7 million for fiscal 2000 and $96.2 million for fiscal 1999. Percentage rentals were insignificant.

Minimum annual rental commitments under non-cancelable operating leases are as follows at the end of fiscal 2001 (in thousands):

                          Year                 Amount
                          ----                 ------
                          2002                $ 117,436
                          2003                  107,838
                          2004                   90,370
                          2005                   71,542
                          2006                   58,883
                          Thereafter            236,199
                                              ---------
                                              $ 682,268
                                              =========

NOTE J - COMMITMENTS AND CONTINGENCIES

Construction commitments, primarily for new stores, totaled approximately $24 million at August 25, 2001.

The Company is a defendant in a lawsuit entitled "Coalition for a Level Playing Field, L.L.C., et. al., v. AutoZone, Inc., et. al.," filed in the U.S. District Court for the Eastern District of New York in February 2000. The case was filed by over 100 plaintiffs, which are principally automotive aftermarket warehouse distributors and jobbers, against eight defendants, which are principally automotive aftermarket parts retailers. The plaintiffs claim that the defendants have knowingly received volume discounts, rebates, slotting and other allowances, fees, free inventory, sham advertising and promotional payments, a share in the manufacturers' profits, and excessive payments for services purportedly performed for the manufacturers in violation of the Robinson-Patman Act. Plaintiffs seek approximately $1 billion in damages (including statutory trebling) and a permanent injunction prohibiting defendants from committing further violations of the Robinson-Patman Act and from opening any further stores to compete with plaintiffs as long as defendants continue to violate the Act. The Company believes this suit to be without merit and will vigorously defend against it. The Company and the other defendants filed a motion to dismiss this action in the fiscal fourth quarter. Subsequently, on October 23, 2001, the court overruled a substantial portion of the defendants' motion. While the Company is unable to predict the outcome of this case, it currently believes that the matter will not likely result in liabilities material to the Company's financial condition or results of operations.

The Company currently, and from time to time, is involved in various other legal proceedings incidental to the conduct of its business. Although the amount of liability that may result from these proceedings cannot be ascertained, the Company does not currently believe that, in the aggregate, these other matters will result in liabilities material to the Company's financial condition or results of operations.

The Company is self-insured for workers' compensation, automobile, general and product liability losses. The Company is also self-insured for health care claims for eligible active employees. The Company maintains certain levels for stop loss coverage for each self-insured plan. Self-insurance costs are accrued based upon the aggregate of the liability for reported claims and an estimated liability for claims incurred but not reported.


40  AZO | Annual Report

<< REPORT OF INDEPENDENT AUDITORS


STOCKHOLDERS
AUTOZONE, INC.

We have audited the accompanying consolidated balance sheets of AutoZone, Inc. as of August 25, 2001 and August 26, 2000, and the related consolidated statements of income, stockholders' equity and cash flows for each of the three years in the period ended August 25, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of AutoZone, Inc. at August 25, 2001 and August 26, 2000, and the consolidated results of its operations and its cash flows for each of the three years in the period ended August 25, 2001, in conformity with accounting principles generally accepted in the United States.


/s/ Ernst & Young, LLP

Memphis, Tennessee
September 21, 2001


<< MANAGEMENT'S REPORT

AutoZone's management takes responsibility for the integrity and objectivity of the financial statements in this annual report. These financial statements were prepared from accounting records which management believes fairly and accurately reflect the operations and financial position of AutoZone.

The financial statements in this report were prepared in conformity with accounting principles generally accepted in the United States. In certain instances, management used its best estimates and judgments based upon currently available information and management's view of current conditions and circumstances.

Management maintains a system of internal controls designed to provide reasonable assurance that assets are protected from improper use and accounted for in accordance with its policies and that transactions are recorded accurately in the Company's records. The concept of reasonable assurance is based upon a recognition that the cost of the controls should not exceed the benefit derived.

The financial statements of AutoZone have been audited by Ernst & Young LLP, independent auditors. The accompanying report is based on an audit conducted in accordance with auditing standards generally accepted in the United States, including a review of internal accounting controls and financial reporting matters.


/s/ Robert J. Hunt

Robert J. Hunt
Executive Vice President - Finance
Chief Financial Officer, Customer Satisfaction


                                                         Annual Report | AZO  41

<< OFFICERS
   CUSTOMER SATISFACTION


Steve Odland
Chairman, President & CEO

EXECUTIVE VICE
PRESIDENT
--------------------------
Robert J. Hunt
Chief Financial Officer

SENIOR VICE PRESIDENTS
--------------------------
Michael B. Baird
President & COO, TruckPro

Bruce G. Clark
Systems, Technology & Support
Chief Information Officer

Brett D. Easley
Merchandising

Harry L. Goldsmith
General Counsel & Secretary

Lisa R. Kranc
Marketing

Michael E. Longo
Store Operations

Robert D. Olsen
Mexico, ALLDATA &
Store Development

William C. Rhodes, III
Supply Chain

Anthony D. Rose, Jr.
Advertising

Daisy L. Vanderlinde
Human Resources

VICE PRESIDENTS
--------------------------
Jon A. Bascom
Systems Technology & Support

B. Craig Blackwell
Store Operations

Michael T. Broderick
Store Operations

Michael E. Butterick
Credit

William L. Cone
Loss Prevention

James A. Cook, III
Treasurer

James Dobbs
Design & Construction

Billy Edwards
Merchandising

James A. Etzkorn
Systems Technology & Support

Larry Fussy
Store Operations

Wm. David Gilmore
Development

Eric S. Gould
Supply Chain

Bill Graves
Supply Chain

Tricia K. Greenberger
Controller

William R. Hackney
Store Operations

Larry J. Hardy
Tax

Phillip J. Jackson
Supply Chain

Emma Jo Kauffman
Investor Relations & External
Communications

Jack Mitchell
Merchandising

Thomas Newbern
Store Operations

David W. Nichols
Merchandising

Mark A. Palazola
Merchandising

Charlie Pleas III
Accounting

Donald R. Rawlins
Assistant General Counsel &
Assistant Secretary

Richard C. Smith
Store Operations

Dennis P. Tolivar, Sr.
Commercial Operations

Randy Turner
Merchandising

Bud Wachenschwanz
Merchandising Concepts

Scott Webb
Merchandising

OTHER CORPORATE OFFICERS
--------------------------
Steven G. Beussink
Assistant Treasurer

Stephany L. Goodnight
Assistant Controller


42  AZO | Annual Report

<< THE CEO TEAM






The best parts of AutoZone are AutoZoners! We are led by a terrific team of 40 people, each leading his or her own area, but acting as part of the CEO Team. We believe a "40-headed" CEO is the best way to carry inspirational leadership to 45,000 AutoZoners. We are "Relentlessly creating the most exciting Zone for vehicle solutions!"


[GROUP PHOTO AND IDENTIFICATION GRAPHIC OF:]


1.  Steve Odland
2.  Bob Hunt
3.  Bruce Clark
4.  Brett Easley
5.  Harry Goldsmith
6.  Lisa Kranc
7.  Mike Longo
8.  Bob Olsen
9.  Bill Rhodes
10. Dean Rose
11. Daisy Vanderlinde
12. Jon Bascom
13. Craig Blackwell
14. Mike Broderick
15. Mike Butterick
16. Bill Cone
17. Jay Cook
18. Jim Dobbs
19. Billy Edwards
20. Jim Etzkorn
21. Larry Fussy
22. David Gilmore
23. Eric Gould
24. Bill Graves
25. Tricia Greenberger
26. Bill Hackney
27. Larry Hardy
28. Phil Jackson
29. Emma Jo Kauffman
30. Jack Mitchell
31. Tom Newbern
32. Dave Nichols
33. Mark Palazola
34. Charlie Pleas
35. Don Rawlins
36. Rick Smith
37. Dennis Tolivar
38. Randy Turner
39. Bud Wachenschwanz
40. Scott Webb


                                                         Annual Report | AZO  43

<< BOARD OF DIRECTORS
   CUSTOMER SATISFACTION


[PHOTO OF THE BOARD OF DIRECTORS WITH CAPTION:]

Front row (left to right): Andrew M. Clarkson and W. Andrew McKenna; back row:
Michael W. Michelson, Charles M. Elson, Edward S. Lampert, N. Gerry House, Steve Odland, Joseph R. Hyde, III and James F. Keegan

Steve Odland
Chairman, President & CEO

Andrew M. Clarkson (3*)
Chairman
Finance Committee

Charles M. Elson (4*)
Edgar S. Woolard Jr. Professor
of Corporate Governance
University of Delaware

N. Gerry House (2)
President & CEO
Institute for Student Achievement

Joseph R. Hyde, III
Chairman
GTx, Inc.

James F. Keegan (1*, 4)
Chairman
Adams Keegan, Inc.

Edward S. Lampert (1, 2*)
Chief Executive Officer
ESL Investments, Inc.

W. Andrew McKenna (1, 2)
Private Investor

Michael W. Michelson (3)
Member of General Partner
Kohlberg Kravis Roberts & Co. LP


(1) Audit Committee
(2) Compensation Committee
(3) Finance Committee
(4) Nominating and Corporate Governance Committee
*   Committee Chairman


44  AZO | Annual Report

<< CORPORATE INFORMATION


TRANSFER AGENT AND REGISTRAR
EquiServe
P. O. Box 2500
Jersey City, New Jersey 07303-2500
(800) 756-8200
(201) 324-0498
http://www.equiserve.com

STOCK EXCHANGE LISTING
New York Stock Exchange
Ticker Symbol: AZO

AUDITORS
Ernst & Young LLP
Memphis, Tennessee

STORE SUPPORT CENTER
123 South Front Street
Memphis, Tennessee 38103-3607
(901) 495-6500

AUTOZONE WEB SITE
http://www.autozone.com

ANNUAL MEETING
The Annual Meeting of Stockholders of AutoZone will be held at 9 a.m. on December 13, 2001, at 123 South Front Street, Memphis, Tennessee.

FORM 10-K/QUARTERLY REPORTS
Stockholders may obtain free of charge a copy of the Company's annual report on Form 10-K and quarterly reports on Form 10-Q as filed with the Securities and Exchange Commission or our quarterly press releases by contacting Investor Relations at: P. O. Box 2198, Memphis, Tennessee 38101, e-mail investor.relations@autozone.com or phone (901) 495-7185.

Copies of all documents filed by the Company with the Securities and Exchange Commission, including Form 10-K and Form 10-Q, are also available at the SEC's EDGAR server at http://www.sec.gov.

STOCKHOLDERS OF RECORD
As of August 25, 2001, there were 3,550 stockholders of record, excluding the number of beneficial owners whose shares were represented by security position listings.

[BACK COVER]

                                AutoZoners always
                              put customers first.

                                We know our parts
                                 and products.

                                  Our stores
                                  look great.

                                And we've got the
                              best merchandise at
                                the right price.



                                  The AutoZone
                               `57 Chevy Coin Bank
                                   _________

                              [AUTOMOBILE GRAPHIC]


                                [AUTOZONE(R) LOGO]


                             123 South Front Street
                          Memphis, Tennessee 38103-3607
                                 (901) 495-6500